Exhibit 99.1

         2nd Quarter 2011 • Report to Shareholders • Three and six months ended April 30, 2011

TD Bank Group Reports Second Quarter 2011 Results

The financial information in this document is reported in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.46, compared with $1.30.
•	Adjusted diluted earnings per share were $1.59, compared with $1.36.
•	Reported net income was $1,332 million, compared with $1,176 million.
•	Adjusted net income was $1,451 million, compared with $1,234 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2011, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $3.14, compared with $2.74.
•	Adjusted diluted earnings per share were $3.33, compared with $2.96.
•	Reported net income was $2,873 million, compared with $2,473 million.
•	Adjusted net income was $3,039 million, compared with $2,664 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $108 million after tax (12 cents per share), compared with $123 million after tax (14 cents per share) in the second quarter last year.
•
A gain of $6 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a gain of $23 million after tax (3 cents per share) in the second quarter last year.

•	Integration and restructuring charges of $16 million after tax (2 cents per share), relating to the U.S. Personal and Commercial Banking acquisitions.
•
A gain of $2 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $2 million after tax in the second quarter last year.

•	Integration charges of $3 million after tax, relating to the Chrysler Financial acquisition.

TORONTO, May 26, 2011 - TD Bank Group (TD or the Bank) today announced its financial results for the second quarter ended April 30, 2011. Overall results for the quarter reflected very strong retail earnings in Canada and the U.S. During the quarter, TD also completed its purchase of Chrysler Financial.
“TD continued to build on its momentum in the second quarter, delivering double-digit earnings growth across all of our retail businesses,” said Ed Clark, Group President and Chief Executive Officer, TD.” Total adjusted retail earnings remained near the record $1.4 billion set in the prior quarter, and are up 17% from a year earlier - a great display of the resilience and earnings capability of our customer-focused franchises.”

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $847 million for the quarter, up 11% from the same period last year. TD Canada Trust (TDCT) reported strong volume growth in business loans and deposits and solid growth in personal deposits, mortgages and indirect lending and a continued improvement in PCL. Customer satisfaction hit a new record in the quarter.
“This was the second best quarter on record for Canadian Personal and Commercial Banking, despite fewer days in the quarter and, as expected, some slowing in personal banking volume growth from the exceptional levels seen in 2010,” said Tim Hockey, Group Head, Canadian Banking and Insurance, TD. “Having gained significant market share in recent years, our business bank again performed very well, growing both loans and deposits. We continue to expect a strong year for TDCT in 2011, although year-over-year earnings growth will moderate in the third quarter.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $150 million in the quarter, up 35% from the same period last year, largely driven by fee revenue from higher client assets, strong trading volume, and higher net interest margin. TD Ameritrade contributed $57 million in earnings to the segment, up 2% from the same period last year.
“These results marked a record profit for our business, driven in part by a very high level of trading activity in the first half of the quarter and the continuing upward trend of the equity markets, which helped revenue growth,” said Mike Pedersen, Group Head, Wealth Management, Direct Channels and Corporate Shared Services, TD. “We remain confident we will deliver a very strong year based on the performance we’ve seen in the first six months of 2011.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$315 million in reported net income for the quarter, up 31% from the same period last year. On an adjusted basis, the segment earned US$331 million, up 37% from the second quarter of last year. Revenue in U.S. dollar terms grew 23% from the same period last year, primarily driven by very strong growth in loans and deposits and acquisitions.
“This was a very good quarter for TD Bank, America’s Most Convenient Bank, thanks to strong organic growth, stabilizing credit, the ongoing expansion of our store network and our focus on our customers,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “We remain confident we will deliver strong volume growth for the balance of the year, even though the economy is still recovering.”

Wholesale Banking
Wholesale Banking reported net income of $180 million, down 18% from the same period last year. The results reflected lower revenue in equity derivatives and fixed income trading. Securities gains in the investment portfolio were minimal in the current quarter, as compared with higher gains in the same quarter last year.
“Our results were at the lower end of our expectations reflecting the global shocks and increased competition in fixed income markets that characterized the quarter,” said Bob Dorrance, Group Head, Wholesale Banking, TD. “We expect that robust competition in a tentative market will continue, but we’re optimistic we will be able to capture new issuance and advisory business as the economy recovers and clients return to the capital markets.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $205 million on a reported basis, compared with $217 million in the same period a year earlier, and a net loss of $102 million on an adjusted basis, compared with $159 million in the same period last year.

Capital
TD’s Tier 1 capital ratio was 12.7% in the quarter, consistent with last quarter. Strong organic capital generation was partially offset by the impact of the Chrysler Financial acquisition. Capital quality remained very high, with tangible common equity comprising more than 75% of Tier 1 capital.

Conclusion
“These results show yet again that TD can deliver profitable and sustainable growth thanks to the strength and stability of our retail businesses,” Clark said. “We believe the North American economic picture is continuing to improve, but that improvement is gradual and will still take some time. We remain confident that 2011 will be a very good year for the bank as we continue to deliver strong operating results and invest for future growth.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 3

	CONTENTS

1	SECOND QUARTER FINANCIAL HIGHLIGHTS and	34	Accounting Policies and Estimates
	ADJUSTMENTS (ITEMS OF NOTE)	40	Changes in Internal Control over Financial Reporting

	MANAGEMENT’S DISCUSSION AND ANALYSIS		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
4	Financial Highlights	41	Interim Consolidated Balance Sheet
5	How We Performed	42	Interim Consolidated Statement of Income
9	Financial Results Overview	43	Interim Consolidated Statement of Changes in
13	How Our Businesses Performed		Shareholders’ Equity
23	Balance Sheet Review	43	Interim Consolidated Statement of Comprehensive Income
24	Credit Portfolio Quality	44	Interim Consolidated Statement of Cash Flows
26	Capital Position	45	Notes to Interim Consolidated Financial Statements
27	Managing Risk
31	Off-Balance Sheet Arrangements	59	SHAREHOLDER AND INVESTOR INFORMATION
33	Quarterly Results

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this report in the “Business Outlook” section for each business segment, in the “Performance Summary” and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.
  By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in the Management’s Discussion and Analysis (“MD&A”) in the Bank’s 2010 Annual Report. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How We Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
  Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2010 Annual Report under the headings “Economic Summary and Outlook”, as updated in this report; for each business segment, “Business Outlook and Focus for 2011”, as updated in this report under the headings “Business Outlook”; and for the Corporate segment in this report under the heading “Outlook”.
  Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s investors and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (TD or the Bank) for the three and six months ended April 30, 2011, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2010 Annual Report. This MD&A is dated May 26, 2011. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2010 Annual Report or Interim Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2010 Annual Information Form, is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Results of operations
Total revenue	$5,122	$5,460	$4,767	$10,582	$9,804
Provision for credit losses	343	414	365	757	882
Non-interest expenses	3,201	3,193	2,953	6,394	5,934
Net income - reported	1,332	1,541	1,176	2,873	2,473
Net income - adjusted1	1,451	1,588	1,234	3,039	2,664
Economic profit2	466	554	200	1,022	572
Return on common equity - reported	14.0%	15.5%	13.0%	14.8%	13.5%
Return on invested capital2	13.4%	14.1%	12.0%	13.8%	12.9%
Financial position
Total assets	$629,867	$616,368	$573,905	$629,867	$573,905
Total risk-weighted assets	202,669	199,235	187,174	202,669	187,174
Total shareholders’ equity	41,330	41,524	38,424	41,330	38,424
Financial ratios
Efficiency ratio - reported	62.5%	58.5%	61.9%	60.4%	60.5%
Efficiency ratio - adjusted1	59.4	56.4	59.2	57.9	57.1
Tier 1 capital to risk-weighted assets	12.7	12.7	12.0	12.7	12.0
Provision for credit losses as a % of net average loans	0.50	0.60	0.58	0.55	0.68
Common share information - reported (Dollars)
Per share earnings
Basic	$1.46	$1.70	$1.31	$3.16	$2.76
Diluted	1.46	1.69	1.30	3.14	2.74
Dividends per share	0.66	0.61	0.61	1.27	1.22
Book value per share	42.81	43.23	40.35	42.81	40.35
Closing share price	81.92	74.96	75.50	81.92	75.50
Shares outstanding (millions)
Average basic	883.1	879.3	863.8	881.2	861.5
Average diluted	888.3	883.7	869.4	885.9	866.7
End of period	886.1	882.1	868.2	886.1	868.2
Market capitalization (billions of Canadian dollars)	$72.6	$66.1	$65.6	$72.6	$65.6
Dividend yield	3.1%	3.3%	3.5%	3.2%	3.5%
Dividend payout ratio	45.1%	36.0%	46.8%	40.2%	44.3%
Price to earnings ratio	14.9	14.0	15.5	14.9	15.5
Common share information - adjusted (Dollars)1
Per share earnings
Basic	$1.60	$1.75	$1.37	$3.35	$2.98
Diluted	1.59	1.74	1.36	3.33	2.96
Dividend payout ratio	41.3%	34.9%	44.5%	38.0%	41.0%
Price to earnings ratio	13.3	12.7	12.8	13.3	12.8
1	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
2	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves more than 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 7 million online customers. TD had $630 billion in assets as at April 30, 2011. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following table provides the operating results - reported for the Bank.

TABLE 2: OPERATING RESULTS - REPORTED
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net interest income	$3,079	$3,165	$2,790	$6,244	$5,639
Non-interest income	2,043	2,295	1,977	4,338	4,165
Total revenue	5,122	5,460	4,767	10,582	9,804
Provision for credit losses	343	414	365	757	882
Non-interest expenses	3,201	3,193	2,953	6,394	5,934
Income before income taxes, non-controlling interests in
subsidiaries, and equity in net income of an associated company	1,578	1,853	1,449	3,431	2,988
Provision for income taxes	287	343	308	630	578
Non-controlling interests in subsidiaries, net of income taxes	25	26	26	51	53
Equity in net income of an associated company, net of income taxes	66	57	61	123	116
Net income - reported	1,332	1,541	1,176	2,873	2,473
Preferred dividends	40	49	48	89	97
Net income available to common shareholders - reported	$1,292	$1,492	$1,128	$2,784	$2,376

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 6

TABLE 3: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF ADJUSTED TO REPORTED NET INCOME
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Operating results - adjusted
Net interest income	$3,079	$3,165	$2,790	$6,244	$5,639
Non-interest income1	2,034	2,202	1,948	4,236	4,110
Total revenue	5,113	5,367	4,738	10,480	9,749
Provision for credit losses2	343	414	425	757	942
Non-interest expenses3	3,036	3,028	2,804	6,064	5,565
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,734	1,925	1,509	3,659	3,242
Provision for income taxes4	340	385	332	725	680
Non-controlling interests in subsidiaries, net of income taxes	25	26	26	51	53
Equity in net income of an associated company, net of income taxes5	82	74	83	156	155
Net income - adjusted	1,451	1,588	1,234	3,039	2,664
Preferred dividends	40	49	48	89	97
Net income available to common shareholders - adjusted	1,411	1,539	1,186	2,950	2,567
Adjustments for items of note: Increase (decrease)
in net income
Amortization of intangibles6	(108)	(112)	(123)	(220)	(235)
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio7	6	81	23	87	27
Integration and restructuring charges relating to U.S. Personal and
Commercial Banking acquisitions8	(16)	(13)	-	(29)	(46)
Fair value of credit default swaps hedging the corporate loan
book, net of provision for credit losses9	2	(3)	(2)	(1)	(9)
Recovery of income taxes due to changes in statutory income tax rates10	-	-	-	-	11
Release of insurance claims11	-	-	-	-	17
General allowance in Canadian Personal and
Commercial Banking and Wholesale Banking12	-	-	44	-	44
Integration charges relating to the Chrysler Financial acquisition13	(3)	-	-	(3)	-
Total adjustments for items of note	(119)	(47)	(58)	(166)	(191)
Net income available to common shareholders - reported	$1,292	$1,492	$1,128	$2,784	$2,376
1
Adjusted non-interest income excludes the following items of note: second quarter 2011 - $3 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $9 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; first quarter 2011 - $6 million loss due to change in fair value of CDS hedging the corporate loan book; $99 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking.

3
Adjusted non-interest expenses exclude the following items of note: second quarter 2011 - $138 million amortization of intangibles as explained in footnote 6; $26 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; $4 million of integration charges related to the Chrysler Financial acquisition, as explained in footnote 13; first quarter 2011 - $144 million amortization of intangibles; $21 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; second quarter 2010 - $149 million amortization of intangibles; first quarter 2010 - $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

4
For reconciliation between reported and adjusted provision for income taxes, see the “Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of this document.

5
Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2011 - $16 million amortization of intangibles, as explained in footnote 6; first quarter 2011 - $17 million amortization of intangibles; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, and the amortization of intangibles included in equity in net income of TD Ameritrade. Effective first quarter 2011, amortization of software is recorded in amortization of intangibles; however, amortization of software is not included for purposes of items of note, which only include amortization of intangibles acquired as a result of business combinations.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the securities portfolio, which includes the reclassified debt securities, results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. Commencing in the second quarter of 2011, the Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Effective second quarter of 2010, U.S. Personal and Commercial Banking elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the three and six months ended April 30, 2011, the integration charges were driven by the FDIC-assisted acquisitions and there were no restructuring charges recorded.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rates on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As a result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, TD Financing Services aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

13
The Bank incurred integration charges as a result of the Chrysler Financial acquisition in Canada and the U.S. and related integration initiatives undertaken. Integration charges include costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. While integration charges related to this acquisition were incurred for both Canada and the U.S., the majority of the charges are expected to relate to integration initiatives undertaken for U.S. Personal and Commercial Banking.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 7

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1
(Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Basic earnings per share − reported	$1.46	$1.70	$1.31	$3.16	$2.76
Adjustments for items of note2	0.14	0.05	0.06	0.19	0.22
Basic earnings per share − adjusted	$1.60	$1.75	$1.37	$3.35	$2.98

Diluted earnings per share − reported	$1.46	$1.69	$1.30	$3.14	$2.74
Adjustments for items of note2	0.13	0.05	0.06	0.19	0.22
Diluted earnings per share − adjusted	$1.59	$1.74	$1.36	$3.33	$2.96
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES1
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Canada Trust	$42	$42	$41	$84	$78
TD Bank, N.A.	42	45	50	87	102
TD Ameritrade (included in equity in net income of an associated company)	16	17	22	33	39
Other2	32	29	10	61	16
Total	$132	$133	$123	$265	$235
1	Amortization of intangibles is included in the Corporate segment.
2	Effective first quarter 2011, amortization of software of $24 million and $45 million, respectively for the three and six months ended April 30, 2011 is included in amortization of intangibles.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for invested capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Average common equity	$37,773	$38,209	$35,530	$37,971	$35,394
Average cumulative goodwill and intangible assets amortized, net of
income taxes	5,283	5,190	4,893	5,237	4,843
Average invested capital	$43,056	$43,399	$40,423	$43,208	$40,237
Rate charged for invested capital	9.0%	9.0%	10.0%	9.0%	10.0%
Charge for average invested capital	$945	$985	$986	$1,928	$1,995
Net income available to common shareholders - reported	$1,292	$1,492	$1,128	$2,784	$2,376
Items of note impacting income, net of income taxes1	119	47	58	166	191
Net income available to common shareholders - adjusted	$1,411	$1,539	$1,186	$2,950	$2,567
Economic profit	$466	$554	$200	$1,022	$572
Return on invested capital	13.4%	14.1%	12.0%	13.8%	12.9%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported net income” table in the “How We Performed” section of this document.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 8

Significant Events in 2011

Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding common shares of Chrysler Financial for cash consideration of approximately $6.3 billion. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to April 30, 2011 have been consolidated with the Bank’s results for the quarter ended April 30, 2011. The results of Chrysler Financial in the U.S. are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are included with The Toronto-Dominion Bank and are reported in the Canadian Personal and Commercial Banking segment. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents, $7.3 billion of loans, $2.3 billion of other assets, and $6.6 billion of liabilities. Included in loans is $1.0 billion of acquired impaired loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $0.2 billion has been allocated to goodwill, which decreased from $0.4 billion estimated as at the announcement date on December 21, 2010, primarily due to an increase in net assets. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Dodd-Frank Act affects every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Dodd-Frank Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Dodd-Frank Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Dodd-Frank Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released and finalized.
Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of Regulation E and other regulatory changes, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this document.
The Bank continues to monitor closely these and other legislative developments and will analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
Outlined below is an overview of the Bank’s performance on an adjusted basis for the second quarter of 2011 against the financial performance indicators included in the 2010 Annual Report. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the six months ended April 30, 2011 increased 13% from the same period last year, reflecting strong retail earnings performance. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term.

•	Adjusted return on risk-weighted assets (RWA) for the six months ended April 30, 2011 was 2.97% compared with 2.74% in the same period in 2010.
•	For the twelve months ended April 30, 2011, the total shareholder return was 12.2% which was above the Canadian peer average of 8.5%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Appreciation of the Canadian dollar had an unfavourable impact on consolidated earnings for the three and six months ended April 30, 2011, compared with the same period last year, as shown in the table below.

TABLE 7: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. PERSONAL AND COMMERCIAL BANKING AND TD AMERITRADE TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	Apr. 30, 2011 vs.	Apr. 30, 2011 vs.
	Apr. 30, 2010	Apr. 30, 2010
U.S. Personal and Commercial Banking
Decreased total revenue - adjusted	$77	$140
Decreased non-interest expenses - adjusted	44	79
Decreased net income - adjusted, after tax	18	33
Decreased net income - reported, after tax	17	31

TD Ameritrade
Decrease in share of earnings, after tax	$3	$6
Decrease in basic earnings per share - adjusted	$0.02	$0.04
Decrease in basic earnings per share - reported	$0.02	$0.04

Economic Summary and Outlook
The Canadian economy continues to forge ahead in its recovery despite some domestic challenges and a host of global economic risks, such as continued European sovereign debt concerns and emerging market inflation. Real GDP growth in the fourth quarter increased by 3.3% on an annualized basis following two quarters of comparatively moderate growth. After dragging on growth for the better part of two years, the net export sector surged by more than 17% at an annualized rate and was responsible for the large majority of the overall advance in the quarter. Although the elevated Canadian dollar will remain a headwind, prospects for a continued U.S. recovery are likely to fuel continued strong export growth in the coming quarters. On the domestic side, household spending advanced by a considerable 4.9% annualized pace, driven mostly by durables spending. Household outlays were driven by low interest rates and a decent rate of job growth. Over the next 6-12 months, a combination of rising interest rates and high indebtedness will force households to allocate an increasing share of income towards debt-servicing costs. TD Economics expects consumer spending growth to average a modest 2.5% annualized over the next two years. A consistent bright spot on the Canadian domestic landscape continues to be business investment. Non-residential and capital investment, in sum, have grown at an average annualized pace of more than 14% for the last four quarters on the back of strong corporate profit growth and a host of fiscal incentives aimed at business investment. Overall, TD Economics expects real GDP growth of 3.0% in 2011 and 2.5% in 2012. With respect to interest rates, the Bank of Canada is unlikely to increase its overnight rate target until the autumn of 2011. Thereafter, with inflation on the rise, the Bank of Canada is likely to gradually increase the overnight rate upwards to 1.75% by year-end and 3.00% by mid-2012.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 10

Net Income
Quarterly comparison - Q2 2011 vs. Q2 2010
Reported net income for the quarter was $1,332 million, an increase of $156 million, or 13%, compared with the second quarter last year. Adjusted net income for the quarter was $1,451 million, an increase of $217 million, or 18%. The increase in adjusted net income was due to higher earnings in all retail segments and a lower net loss in Corporate segment, partially offset by lower earnings in Wholesale Banking. Canadian Personal and Commercial Banking net income increased primarily due to solid volume growth and lower PCL, partially offset by a lower margin on average earning assets. U.S. Personal and Commercial Banking net income increased due to strong loan and deposit growth, acquisitions, and recovery of a previously reserved tax item, partially offset by higher expenses and the translation effect of a stronger Canadian dollar. The Corporate segment reported a lower net loss primarily due to more favourable results from treasury related activities. Wealth Management net income increased primarily due to higher fee-based revenue related to higher client assets and improved net interest margin, partially offset by higher variable costs due to increased revenue. Wholesale Banking net income decreased due to lower revenue in equity derivatives, fixed income, and reduced investment portfolio gains, partially offset by recovery of a previously reserved tax item.

Quarterly comparison - Q2 2011 vs. Q1 2011
Reported net income for the quarter decreased $209 million, or 14%, compared with the prior quarter. Adjusted net income for the quarter decreased $137 million, or 9%, compared with the prior quarter, due to decreased earnings across most segments. Canadian Personal and Commercial Banking net income decreased largely due to fewer calendar days in the quarter. Wholesale Banking net income decreased primarily due to lower equity trading and investment banking fees, and reduced gains in the investment portfolio, partially offset by reduced expenses and recovery of a previously reserved tax item. Corporate segment net loss increased primarily due to the impact of timing of treasury related net revenue. U.S. Personal and Commercial Banking net income decreased primarily due to the translation effect of a stronger Canadian dollar. Wealth Management net income increased primarily due to increased fee-based revenue related to higher client assets, higher earnings in TD Ameritrade, and lower expenses.

Year-to-date comparison - Q2 2011 vs. Q2 2010
On a year-to-date basis, reported net income was $2,873 million, an increase of $400 million, or 16%, compared with the same period last year. Year-to-date adjusted net income was $3,039 million, an increase of $375 million, or 14%. The increase in adjusted net income was driven by higher earnings in most segments, partially offset by a decrease in Wholesale Banking. Canadian Personal and Commercial Banking earnings increased due to solid volume growth and lower PCL, partially offset by a lower margin on average earning assets. U.S. Personal and Commercial Banking net income increased primarily due to acquisitions, organic growth, and improved margin on average earning assets, partially offset by the impact of lower overdraft fees, higher PCL, higher expenses, and the translation effect of a stronger Canadian dollar. Wealth Management earnings increased due to higher fee-based revenue related to higher client assets, improved net interest margin, higher trading volumes, and higher earnings in TD Ameritrade. Wholesale Banking net income decreased primarily due to normalized market conditions in the current year, resulting in reduced fixed income and credit trading.

Net Interest Income
Quarterly comparison - Q2 2011 vs. Q2 2010
Net interest income for the quarter was $3,079 million, an increase of $289 million, or 10%, compared with the second quarter last year. The increase was driven by increases across most segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to strong loan and deposit growth, acquisitions, and improved margin on average earning assets primarily due to a change in the timing of expected cash flows on acquired loans, which more than offset the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased due to solid volume growth in personal and business deposits, business lending, real estate secured lending, and indirect lending, partially offset by lower margin on average earning assets. Wealth Management net interest income increased primarily due to higher client margin loans and deposit balances combined with improved net interest margin. Wholesale Banking net interest income decreased mainly due to lower trading-related net interest income.

Quarterly comparison - Q2 2011 vs. Q1 2011
Net interest income for the quarter decreased $86 million, or 3%, compared with the prior quarter. The lower net interest income was driven by decreases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, partially offset by an increase in Wholesale Banking. Canadian Personal and Commercial Banking net interest income decreased primarily due to fewer calendar days in the quarter and lower margin on average earning assets. U.S. Personal and Commercial Banking net interest income decreased as the translation effect of a stronger Canadian dollar more than offset volume growth in U.S. dollar net interest income. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income.

Year-to-date comparison - Q2 2011 vs. Q2 2010
On a year-to-date basis, net interest income of $6,244 million increased $605 million, or 11%, compared with the same period last year. The increase was driven by increases in most segments, partially offset by a decline in Wholesale Banking. U.S. Personal and Commercial Banking net interest income increased due to acquisitions, organic growth, and improved margin on average earning assets, partially offset by the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking net interest income increased primarily due to broad-based volume growth. Wealth Management net interest income increased primarily due to increased margin loans and client deposits and improved net interest margin. Wholesale Banking net interest income decreased largely due to lower non-trading net interest income.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 11

Non-Interest Income
Quarterly comparison - Q2 2011 vs. Q2 2010
Reported non-interest income for the quarter was $2,043 million, an increase of $66 million, or 3%, compared with the second quarter last year. Adjusted non-interest income for the quarter was $2,034 million, an increase of $86 million, or 4%, compared with the second quarter last year. The increase in adjusted non-interest income was primarily driven by increases across most segments, partially offset by a decrease in Wholesale Banking. Wealth Management non-interest income increased due to fee-based revenue growth as a result of higher asset levels and higher trading volumes in the online brokerage business. U.S. Personal and Commercial Banking non-interest income increased primarily due to acquisitions, partially offset by lower overdraft fees and the translation effect of a stronger Canadian dollar. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher fee-based revenue. Wholesale Banking non-interest income decreased primarily due to lower trading revenue from reduced client-driven activity.

Quarterly comparison - Q2 2011 vs. Q1 2011
Reported non-interest income for the quarter decreased $252 million, or 11%, compared with the prior quarter. Adjusted non-interest income decreased $168 million, or 8%, compared with the prior quarter. The decrease in adjusted non-interest income was due to decreases in the Wholesale Banking and Canadian Personal and Commercial Banking segments, partially offset by an increase in Wealth Management. Wholesale Banking non-interest income decreased primarily due to lower trading revenue and reduced gains in the investment portfolio. Canadian Personal and Commercial Banking non-interest income decreased primarily due to fewer calendar days in the quarter. Wealth Management non-interest income increased due to higher fee-based revenue from higher client assets and higher transaction revenue.

Year-to-date comparison - Q2 2011 vs. Q2 2010
On a year-to-date basis, reported non-interest income was $4,338 million, an increase of $173 million, or 4%, compared with the same period last year. Year-to-date adjusted non-interest income was $4,236 million, an increase of $126 million, or 3%, compared with the same period last year. The increase in adjusted non-interest income was due to increases in most segments, partially offset by a decrease in Wholesale Banking. Wealth Management non-interest income increased due to higher fee-based revenue from higher client assets and increased trading volumes. Canadian Personal and Commercial Banking non-interest income increased primarily due to growth in insurance revenues. The U.S. Personal and Commercial Banking increase was primarily due to acquisitions, partially offset by lower overdraft fees and the translation effect of a stronger Canadian dollar. Wholesale Banking non-interest income decreased primarily due to lower trading revenue.

Provision for Credit Losses
Quarterly comparison - Q2 2011 vs. Q2 2010
During the quarter, the Bank reported total PCL of $343 million, a decrease of $22 million, or 6%, compared with the second quarter last year. The decrease was mainly due to lower provisions in the Canadian Personal and Commercial Banking segment, partially offset by the non-recurrence of a $60 million general allowance release in the Canadian Personal and Commercial Banking and Wholesale Banking segments in the second quarter of 2010.

Quarterly comparison - Q2 2011 vs. Q1 2011
PCL decreased by $71 million, or 17% compared with the prior quarter. The decrease was due to lower provisions in the U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking and Wholesale Banking segments.  The reduction in U.S. Personal and Commercial Banking segment provisions is primarily due to the non-recurrence of a $66 million provision in debt securities classified as loans recorded last quarter.

Year-to-date comparison - Q2 2011 vs. Q2 2010
On a year-to-date basis, PCL was $757 million, a decrease of $125 million, or 14%. The reduction was due to lower provisions in the Canadian Personal and Commercial Banking segment.

TABLE 8: PROVISION FOR CREDIT LOSSES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Provision for credit losses − specific1
Provision for credit losses (net of reversals)	$368	$434	$519	$802	$1,009
Recoveries	(55)	(34)	(37)	(89)	(70)
Total specific provision	313	400	482	713	939
Provision for credit losses − general1
Canadian Personal and Commercial Banking and Wholesale Banking	-	-	(60)	-	(60)
U.S. Personal and Commercial Banking	29	13	(59)	42	(3)
Other	1	1	2	2	6
	30	14	(117)	44	(57)
Total	$343	$414	$365	$757	$882
1
The current quarter includes net new specific PCL of nil (Q1 2011 - $85 million; Q2 2010 - $68 million) and general PCL of $3 million (Q1 2011 - $(19) million; Q2 2010 - $(60) million) related to debt securities classified as loans.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 12

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison - Q2 2011 vs. Q2 2010
Reported non-interest expenses for the quarter were $3,201 million, an increase of $248 million, or 8%, compared with the second quarter last year. Adjusted non-interest expenses were $3,036 million, an increase of $232 million, or 8%, compared with the second quarter last year. The increase in adjusted non-interest expenses was driven by increases in most segments, partially offset by a decrease in Wholesale Banking. U.S. Personal and Commercial Banking expenses increased due to acquisitions and investments in the core franchise, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher variable compensation and increased infrastructure investment to support business growth. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation and the timing of project-related costs. Wholesale Banking expenses decreased due to lower variable compensation.
The Bank’s reported efficiency ratio worsened to 62.5%, compared with 61.9% in the second quarter last year. The Bank’s adjusted efficiency ratio was 59.4%, compared with 59.2% in the second quarter last year.

Quarterly comparison - Q2 2011 vs. Q1 2011
Reported and adjusted non-interest expenses increased $8 million compared with the prior quarter. The increase in adjusted non-interest expenses was driven by higher expenses in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments, which was partially offset by lower expenses in Wholesale Banking. Canadian Personal and Commercial Banking expenses increased primarily due to higher employee compensation expenses and marketing initiatives, partially offset by fewer calendar days in the quarter and higher project initiatives in the prior quarter. U.S. Personal and Commercial Banking expenses increased due to new stores and investments in the core franchise, partially offset by fewer calendar days in the quarter and the translation effect of a stronger Canadian dollar. Wholesale Banking expenses decreased due to lower variable compensation.
The reported efficiency ratio worsened to 62.5%, compared with 58.5% in the prior quarter. The adjusted efficiency ratio was 59.4%, compared with 56.4%.

Year-to-date comparison - Q2 2011 vs. Q2 2010
On a year-to-date basis, reported non-interest expenses were $6,394 million, an increase of $460 million, or 8%, compared with the same period last year. Adjusted non-interest expenses were $6,064 million, an increase of $499 million, or 9%. The increase in adjusted non-interest expenses was driven by growth in most segments. U.S. Personal and Commercial Banking expenses increased due to acquisitions, new store expenses, and investments in the core franchise, partially offset by the translation effect of a stronger Canadian dollar. Wealth Management expenses increased due to higher variable costs from increased revenue, higher infrastructure investment to support business growth, increased compensation costs associated with increased FTE, and non-recurring project expenses. Canadian Personal and Commercial Banking expenses increased due to higher employee compensation, partially offset by lower marketing and non-credit loss expenses. Wholesale Banking expenses remained flat compared with the same period last year.
The reported efficiency ratio improved to 60.4%, compared with 60.5% in the same period last year. The adjusted efficiency ratio was 57.9%, compared with 57.1%.

Income Taxes
As discussed in the “How the Bank Reports” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
    The Bank’s reported effective tax rate was 18.2% for the second quarter, compared with 21.3% in the same quarter last year and 18.5% in the prior quarter. The decrease was due to the reduction in Canadian corporate statutory tax rate and an increase in earnings reported by our subsidiaries operating in jurisdictions subject to lower tax rates, partially offset by a reduction in dividend income from taxable Canadian corporations.

TABLE 9: TAXES
(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	Apr. 30		Jan. 31		Apr. 30		Apr. 30		Apr. 30
	2011		2011		2010		2011		2010
Income taxes at Canadian statutory
income tax rate	$443	28.1%	$521	28.1%	$442	30.5%	$964	28.1%	$910	30.5%
Increase (decrease) resulting from:
Dividends received	(38)	(2.4)	(67)	(3.6)	(77)	(5.3)	(105)	(3.1)	(138)	(4.6)
Rate differentials on international operations	(100)	(6.3)	(127)	(6.8)	(76)	(5.2)	(227)	(6.6)	(186)	(6.2)
Other	(18)	(1.2)	16	0.8	19	1.3	(2)	-	(8)	(0.4)
Provision for income taxes and effective
income tax rate - reported	$287	18.2%	$343	18.5%	$308	21.3%	$630	18.4%	$578	19.3%

The Bank’s adjusted effective tax rate was 19.6% for the quarter, compared with 22.0% in the same quarter last year and 20.0% in the prior quarter. The decrease was due to the reduction in Canadian corporate statutory tax rate and an increase in earnings reported by our subsidiaries operating in jurisdictions subject to lower tax rates, partially offset by a reduction in dividend income from taxable Canadian corporations.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 13

TABLE 10: NON-GAAP FINANCIAL MEASURES - RECONCILIATION OF REPORTED TO ADJUSTED PROVISION FOR INCOME TAXES1
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Provision for income taxes - reported	$287	$343	$308	$630	$578
Adjustments for items of note: Recovery of
(provision for) income taxes2
Amortization of intangibles	46	49	48	95	102
Fair value of derivatives hedging the reclassified available-for-sale
debt securities portfolio	(3)	(18)	(11)	(21)	(19)
Integration and restructuring charges relating to U.S. Personal
and Commercial Banking acquisitions	10	8	-	18	25
Fair value of credit default swaps hedging the corporate loan
book, net of provision for credit losses	(1)	3	3	2	7
Income taxes due to changes in statutory income
tax rates	-	-	-	-	11
Insurance claims	-	-	-	-	(8)
General allowance in Canadian Personal and Commercial
Banking and Wholesale Banking	-	-	(16)	-	(16)
Integration charges relating to the Chrysler Financial acquisition	1	-	-	1	-
Total adjustments for items of note	53	42	24	95	102
Provision for income taxes - adjusted	$340	$385	$332	$725	$680
Effective income tax rate - adjusted3	19.6%	20.0%	22.0%	19.8%	21.0%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. These changes are referred to as “segment transfers” throughout this document. Refer to the “Segment Transfers” section of this document for further details.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 MD&A, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $63 million, compared with $110 million in the second quarter last year, and $87 million in the prior quarter.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 14

TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net interest income	$1,765	$1,822	$1,717	$3,587	$3,461
Non-interest income	811	842	801	1,653	1,596
Total revenue	2,576	2,664	2,518	5,240	5,057
Provision for credit losses	191	213	256	404	571
Non-interest expenses	1,229	1,212	1,187	2,441	2,381
Net income	$847	$905	$761	$1,752	$1,481
Selected volumes and ratios
Return on invested capital	37.5%	39.1%	33.7%	38.3%	32.5%
Margin on average earnings assets (including securitized assets)	2.78%	2.82%	2.92%	2.80%	2.93%
Efficiency ratio	47.7%	45.5%	47.1%	46.6%	47.1%
Number of Canadian retail stores	1,131	1,129	1,115	1,131	1,115
Average number of full-time equivalent staff	34,281	34,314	33,726	34,298	33,498

Quarterly comparison - Q2 2011 vs. Q2 2010
Canadian Personal and Commercial Banking net income for the quarter was $847 million, an increase of $86 million, or 11%, compared with the second quarter last year. The annualized return on invested capital for the quarter was 37.5%, compared with 33.7% in the second quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,576 million, an increase of $58 million, or 2% (4% excluding segment transfers), compared with the second quarter last year, primarily due to solid volume growth in personal and business deposits, business lending, real estate secured lending, and indirect lending. This was partially offset by a lower margin on average earning assets. Compared with the second quarter last year, real estate secured lending volume, including securitized assets, increased $14.9 billion, or 8%, indirect lending increased $2.4 billion, or 24%, while business loans and acceptances volume increased $3.5 billion, or 11%. Personal deposit volume increased $5.7 billion, or 5%, while business deposit volume increased $6.7 billion, or 12%. In addition, gross originated insurance premiums increased $31 million, or 4%, compared with the same period last year. Insurance revenue in the second quarter was significantly impacted by severe weather related claims compared to the same period last year. Margin on average earning assets decreased 14 bps to 2.78% of which 8 bps was due to segment transfers and the remainder largely due to increased pricing competition.
PCL for the quarter was $191 million, a decrease of $65 million, or 25% (20% excluding segment transfers), compared with the second quarter last year. Personal banking PCL was $188 million, a decrease of $42 million, or 18%, mainly due to an improved economic environment. Business banking PCL was $2.5 million, a decrease of $20 million due to increased client recoveries. Annualized PCL as a percentage of credit volume was 0.15%, a decrease of 6 bps, compared with the second quarter last year. Net impaired loans were $574 million, an increase of $60 million, or 12%, over the second quarter last year. Net impaired loans as a percentage of total loans were 0.22%, compared with 0.21% as at April 30, 2010.
Non-interest expenses for the quarter were $1,229 million, an increase of $42 million, or 4% (4% excluding segment transfers), compared with the second quarter last year, primarily due to higher employee compensation and the impact and timing of project-related costs.
The average full-time equivalent (FTE) staffing levels increased by 555 or 2%, compared with the second quarter last year, reflecting continued investment in our businesses. The efficiency ratio for the quarter was 47.7%, compared with 47.1% in the second quarter last year.

Quarterly comparison - Q2 2011 vs. Q1 2011
Canadian Personal and Commercial Banking net income for the quarter decreased $58 million, or 6%, compared with the prior quarter. The annualized return on invested capital for the quarter was 37.5%, compared with 39.1% in the prior quarter.
Revenue for the quarter decreased $88 million, compared with the prior quarter primarily due to fewer calendar days in the quarter. Margin on average earning assets decreased 4 bps to 2.78%, largely due to increased pricing competition. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $2.5 billion, or 1%, business loans and acceptances increased $1.5 billion, or 5%, personal deposit volume decreased $0.3 billion, while business deposit volume increased $1.7 billion, or 3%. Gross originated insurance premiums increased $99 million, or 14%. Compared to the prior quarter, insurance revenue was negatively impacted by severe weather related claims.
PCL for the quarter decreased $22 million, or 10%, reflective of the improving economy. Personal banking PCL decreased $19 million, or 9%, and business banking PCL decreased $3 million due to increased client recoveries. Net impaired loans were flat compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.22%, in line with January 31, 2011.
Non-interest expenses for the quarter increased $17 million, or 1%, compared with the prior quarter, primarily due to higher employee compensation expenses and marketing initiatives, partially offset by fewer calendar days and higher project initiatives in the prior quarter. Average FTE staffing levels decreased by 33 due largely to the timing of project related initiatives. The efficiency ratio for the current quarter worsened to 47.7%, compared with 45.5% in the prior quarter.

Year-to-date comparison - Q2 2011 vs. Q2 2010
Canadian Personal and Commercial Banking net income for the six months ended April 30, 2011 was $1,752 million, an increase of $271 million, or 18%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 38.3%, compared with 32.5% for the same period last year.
Revenue on a year-to-date basis was $5,240 million, an increase of $183 million, or 4%, compared with the same period last year (6% excluding segment transfers). This increase was driven predominately by solid broad-based volume growth. Real estate secured lending volume, including securitizations, increased $15.1 billion, or 8%, indirect lending volume increased $2.4 billion, while business loans and acceptances volume increased $3 billion, or 10%. Personal deposit volume increased $6.4 billion, or 5% and business deposit volume increased $6.1 billion, or 12%. Gross originated insurance premiums increased $84 million, or 6%. The year-to-date margin on average earning assets decreased by 13 bps to 2.80%, compared with the same period last year, of which 7 bps was due to segment transfers and the remainder due largely to increased pricing competition.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 15

PCL on a year-to-date basis was $404 million, a decrease of $167 million, or 29%, compared with the same period last year (24% excluding segment transfers), reflective of the improving economy. Personal banking PCL was $394 million, a decrease of $113 million, and business banking PCL was $9 million, a decrease of $55 million.
On a year-to-date basis, non-interest expenses were $2,441 million, an increase of $60 million, or 3% (3% excluding segment transfers), compared with the same period last year, primarily due to higher employee compensation partially offset by lower marketing and non-credit loss expenses.
The average FTE staffing levels on a year-to-date basis increased by 800, or 2%, compared with the same period last year, reflecting continued investment in our businesses. The efficiency ratio on a year-to-date basis improved to 46.6%, compared with 47.1% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, earnings growth is expected to moderate in the third quarter. Strong underlying business growth in insurance and business banking is expected to be partially offset by slower volume growth and continued margin pressure in personal banking. While we expect credit losses to remain stable for the remainder of 2011, expense growth in the next quarter is anticipated to be higher relative to last year as we focus on ongoing investments in strategic initiatives to support future growth. As a result, operating leverage will remain under pressure next quarter but is expected to rebound strongly in the fourth quarter. On a full-year basis we expect operating leverage to be positive.

TABLE 12: WEALTH MANAGEMENT
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Global Wealth
Net interest income	$105	$104	$80	$209	$146
Non-interest income	601	583	532	1,184	1,056
Total revenue	706	687	612	1,393	1,202
Non-interest expenses	496	501	452	997	898
Net Income
Global Wealth	150	133	111	283	212
TD Ameritrade	57	48	56	105	99
Total Wealth Management	$207	$181	$167	$388	$311
Selected volumes and ratios − Global Wealth
Assets under administration (billions of Canadian dollars)	$248	$242	$214	$248	$214
Assets under management (billions of Canadian dollars)	190	186	175	190	175
Return on invested capital (Total Wealth Management)	20.1%	16.3%	15.5%	18.2%	14.1%
Efficiency ratio	70.3%	72.9%	73.9%	71.6%	74.7%
Average number of full-time equivalent staff	7,340	7,235	7,112	7,287	7,072

Quarterly comparison - Q2 2011 vs. Q2 2010
Wealth Management net income for the quarter was $207 million, an increase of $40 million, or 24%, compared with the second quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $150 million, an increase of $39 million, or 35%. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $57 million, an increase of $1 million, or 2%, compared with the second quarter last year. For its second quarter ended March 31, 2011, TD Ameritrade reported net income of US$172 million, an increase of US$9 million, or 6%, compared with the second quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 20.1%, compared with 15.5% in the second quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $706 million, an increase of $94 million, or 15%, compared to the second quarter last year. The increase was primarily due to higher assets under administration and higher assets under management which drove fee-based revenue growth, increased client deposit balances and margin loans combined with increased net interest margin, and stronger trading volumes in our online brokerage businesses.
Non-interest expenses for the quarter were $496 million, an increase of $44 million, or 10%, compared with the second quarter last year. This increase was primarily due to higher variable costs driven by increased revenue from a rise in asset values in the advice-based and asset management businesses, and increased infrastructure investment to support business growth.
The average FTE staffing levels increased by 228, or 3%, compared with the second quarter last year, primarily due to an increase in support FTE for infrastructure and business growth and higher client-facing FTE staff. The efficiency ratio for the current quarter improved to 70.3%, compared with 73.9% in the second quarter last year.
Assets under administration of $248 billion as at April 30, 2011, increased by $34 billion, or 16%, from April 30, 2010. Assets under management of $190 billion as at April 30, 2011 increased by $15 billion, or 9%, from April 30, 2010. These increases were driven by market appreciation and net new client assets.

Quarterly comparison - Q2 2011 vs. Q1 2011
Wealth Management net income for the quarter increased by $26 million, or 14%, compared with the prior quarter. Global Wealth net income increased by $17 million, or 13%. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $9 million, or 19%, compared with the prior quarter due to increased earnings at TD Ameritrade. For its second quarter ended March 31, 2011, TD Ameritrade reported net income increased US$27 million, or 19%, compared with the prior quarter driven by strong trading activity in the quarter, as well as continued strong asset gathering. Wealth Management’s annualized return on invested capital for the quarter was 20.1%, compared with 16.3% in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 16

Revenue for the quarter increased $19 million, or 3% compared with the prior quarter, primarily due to increased fee-based revenue from higher client assets in the mutual fund and advice-based businesses and increased transactional revenue mainly due to new issues. These increases were partially offset by declining commissions per trade in the Canadian online brokerage business.
Non-interest expenses decreased $5 million compared to the prior quarter, primarily due to non-recurring project expenses in the first quarter. The decrease was partially offset by higher variable costs driven by increased revenue.
The average FTE staffing levels increased by 105, or 1%, compared with the prior quarter, primarily resulting from an increase in support FTE for infrastructure and higher volumes due to business growth. The efficiency ratio for the current quarter was 70.3%, compared with 72.9% in the prior quarter.
Assets under administration of $248 billion as at April 30, 2011 increased $6 billion, or 2%, from January 31, 2011. Assets under management of $190 billion as at April 30, 2011 increased $4 billion, or 2%, from January 31, 2011. These increases were driven by market appreciation and net new client assets.

Year-to-date comparison - Q2 2011 vs. Q2 2010
Wealth Management net income for the six months ended April 30, 2011 was $388 million, an increase of $77 million, or 25%, compared with the same period last year. Global Wealth net income was $283 million, an increase of $71 million, or 33%, compared with the same period last year, mainly due to higher fees from increased average client assets, increased net interest income from higher net interest margin and higher client deposits and margin loans, and stronger trading volumes. The Bank’s reported investment in TD Ameritrade generated $105 million of net income, an increase of $6 million, or 6%, compared with the same period last year. The increase was driven by higher base earnings on higher trading and asset gathering at TD Ameritrade. For its six months ended March 31, 2011, TD Ameritrade reported net income of US$317 million, an increase of US$18 million, or 6%, compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 18.2%, compared with 14.1% in the same period last year.
Revenue on a year-to-date basis was $1,393 million, an increase of $191 million, or 16%, compared with the same period last year. The increase was primarily due to increased fee-based revenue from higher average client assets in the asset management and advice-based businesses, higher net interest income from increased margins in the Canadian businesses, and higher client deposits and margin loans, and increased trading volumes. This increase was partially offset by declining commissions per trade in the Canadian online brokerage business.On a year-to-date basis, non-interest expenses were $997 million, an increase of $99 million, or 11%, compared with the same period last year. This increase was the result of higher variable costs driven by increased revenue from higher asset values in the advice-based and asset management businesses, higher infrastructure investment to support business growth, increased compensation costs associated with increased FTE staffing levels, and non-recurring project expenses.
The average FTE staffing levels on a year-to-date basis increased by 215, or 3%, compared with the same period last year, primarily due to growth in support FTE for infrastructure and business growth and higher client-facing FTE staff. The efficiency ratio on a year-to-date basis improved to 71.6%, compared with 74.7% in the same period last year.

Business Outlook
Equity and commodity markets experienced strong growth in the first half of the 2011 fiscal year. While earnings momentum is likely to slow somewhat in the second half of the year full year 2011 earnings are expected to remain strong. We will continue to invest in our infrastructure, products, and growing our sales force.

TD AMERITRADE HOLDING CORPORATION
As at April 30, 2011, the Bank’s reported investment in TD Ameritrade was 43.31% (January 31, 2011 - 45.57%; April 30, 2010 - 44.84%) of the issued and outstanding shares of TD Ameritrade.
    On August 6, 2010, the Stockholders Agreement was amended such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45%; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
    In accordance with the Bank’s previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the six months ended April 30, 2011, to bring its direct ownership percentage position to 43.31% as at April 30, 2011 from 45.93% as at October 31, 2010. The Bank recognized a gain of $8.1 million on this sale.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 17

The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

TABLE 13: CONDENSED CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)	As at
	Mar. 31	Sep. 30
	2011	2010
Assets
Receivables from brokers, dealers, and clearing organizations	$1,050	$1,208
Receivables from clients, net of allowance for doubtful accounts	9,344	7,391
Other assets	5,363	6,128
Total assets	$15,757	$14,727
Liabilities
Payable to brokers, dealers, and clearing organizations	$2,116	$1,934
Payable to clients	7,210	6,810
Other liabilities	2,300	2,211
Total liabilities	11,626	10,955
Stockholders’ equity	4,131	3,772
Total liabilities and stockholders’ equity	$15,757	$14,727

TABLE 14: CONDENSED CONSOLIDATED STATEMENT OF INCOME
(millions of U.S. dollars, except per share amounts)	For the three months ended		For the six months ended
	Mar. 31	Mar. 31	Mar. 31	Mar. 31
	2011	2010	2011	2010
Revenues
Net interest revenue	$122	$100	$237	$199
Fee-based and other revenue	596	536	1,137	1,061
Total revenue	718	636	1,374	1,260
Operating expenses
Employee compensation and benefits	170	165	332	312
Other	265	243	525	480
Total operating expenses	435	408	857	792
Other expense	7	11	18	31
Pre-tax income	276	217	499	437
Provision for income taxes	104	54	182	138
Net income1	$172	$163	$317	$299
Earnings per share - basic	$0.30	$0.28	$0.55	$0.51
Earning per share - diluted	$0.30	$0.27	$0.55	$0.50
1	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 18

TABLE 15: U.S. PERSONAL AND COMMERCIAL BANKING
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Jan. 31	Apr. 30
	2011	2011	2010	2011	2011	2010
Net interest income	$1,048	$1,077	$879	$1,077	$1,073	$856
Non-interest income	322	314	294	335	314	289
Total revenue	1,370	1,391	1,173	1,412	1,387	1,145
Provision for credit losses - loans1	168	136	159	173	136	154
Provision for credit losses - debt securities
classified as loans	3	66	9	3	66	8
Provision for credit losses - total	171	202	168	176	202	162
Non-interest expenses - reported	820	809	677	843	805	659
Non-interest expenses - adjusted	794	788	677	816	784	659
Net income - reported	303	320	245	315	319	241
Adjustments for items of note: 1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	16	13	-	16	13	-
Net income - adjusted	$319	$333	$245	$331	$332	$241
Selected volumes and ratios
Return on invested capital	7.4%	7.4%	5.6%	7.4%	7.4%	5.6%
Margin on average earnings assets (TEB) 2	3.68%	3.76%	3.59%	3.68%	3.76%	3.59%
Efficiency ratio - reported	59.9%	58.2%	57.7%	59.9%	58.2%	57.7%
Efficiency ratio - adjusted	58.0%	56.6%	57.7%	58.0%	56.6%	57.7%
Number of U.S. retail stores	1,285	1,280	1,114	1,285	1,280	1,114
Average number of full-time equivalent staff	23,447	22,882	19,387	23,447	22,882	19,387
	For the six months ended
		Canadian dollars		U.S. dollars
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Net interest income	$2,125	$1,708	$2,150	$1,644
Non-interest income	636	609	649	588
Total revenue	2,761	2,317	2,799	2,232
Provision for credit losses - loans1	304	351	309	336
Provision for credit losses - debt securities
classified as loans	69	18	69	17
Provision for credit losses - total	373	369	378	353
Non-interest expenses - reported	1,629	1,423	1,648	1,368
Non-interest expenses - adjusted	1,582	1,351	1,600	1,300
Net income - reported	623	426	634	413
Adjustments for items of note: 1
Integration and restructuring charges
relating to U.S. Personal and Commercial
Banking acquisitions	29	46	29	44
Net income - adjusted	$652	$472	$663	$457
Selected volumes and ratios
Return on invested capital	7.4%	5.3%	7.4%	5.3%
Margin on average earnings assets (TEB)3	3.72%	3.50%	3.72%	3.50%
Efficiency ratio - reported	59.0%	61.4%	59.0%	61.3%
Efficiency ratio - adjusted	57.3%	58.3%	57.3%	58.2%
Number of U.S. retail stores	1,285	1,114	1,285	1,114
Average number of full-time equivalent staff	23,160	19,250	23,160	19,250
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Average deposits and margin on average earning assets exclude the impact related to the TD Ameritrade insured deposit accounts (IDA).

Quarterly comparison - Q2 2011 vs. Q2 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $303 million on a reported basis, an increase of $58 million, or 24%, and $319 million on an adjusted basis, an increase of $74 million, or 30%, compared with the second quarter last year. In U.S. dollar terms, net income for the quarter was US$315 million on a reported basis, an increase of US$74 million, or 31%, and US$331 million on an adjusted basis, an increase of US$90 million, or 37%, compared with the second quarter last year. The increase was primarily due to strong organic volume growth, acquisitions, improving asset quality, and recovery of a previously reserved tax item.
In U.S. dollar terms, revenue for the quarter was US$1,412 million, an increase of US$267million, or 23%, compared with the second quarter last year. The increase was primarily due to strong loan and deposit growth, with an increase of 31% in average loans and an increase of 19% in average deposits including acquisitions, partially offset by lower overdraft fees under Regulation E. Excluding acquisitions, organic growth was strong. Average loans increased by 12% and average deposits increased by 11%, both exceeding our U.S. peers. Margin on average earning assets increased by 9 bps to 3.68%, compared with the second quarter last year, primarily due to a change in the timing of expected cash flows on acquired loans, partially offset by lower margins on new origination due to increased competition.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 19

    Total PCL for the quarter was US$176 million, an increase of US$14 million, or 9%. While the performance of recently Acquired Loans (which includes the loans from the South Financial and the FDIC-assisted acquisitions as well as acquired impaired loans from Chrysler Financial) remains stable overall, PCL on these loans increased by US$37 million for the quarter, partially offset by better-than-expected cash flows on some recently Acquired Loans. Such offset results in higher net interest income, while credit deterioration on some of these loans resulted in higher PCL. PCL on loans excluding recently Acquired Loans and segment transfers decreased by US$36 million, or 22%, due to improved credit quality. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 1.0%, a decrease of 16 bps, compared with the second quarter last year. Excluding segment transfers and recently Acquired Loans, the annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume would have been 0.77%, or decreased by 40 bps, compared with the second quarter last year. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, were US$1,127 million, an increase of US$126 million, or 13%, compared with the second quarter last year due to new impairment formations in the commercial real estate market in the U.S., resulting from the slower U.S. economic recovery, and segment transfers. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, as a percentage of total loans were 1.9%, compared with 1.9% as at April 30, 2010. Net impaired recently Acquired Loans and debt securities classified as loans were US$106 million and US$1,518 million respectively, as at April 30, 2011, an increase of US$106 million and US$816 million respectively compared to April 30, 2010.
Reported non-interest expenses for the quarter were US$843 million, an increase of US$184 million, or 28%, compared with the second quarter last quarter. On an adjusted basis, non-interest expenses were US$816 million, an increase of US$157 million, or 24%, compared with the second quarter last year. The increase was primarily due to acquisitions, investments in the core franchise including new store expenses, and segment transfers.
The average FTE staffing levels increased by 4,060, or 21%, compared with the second quarter last year. This increase resulted from acquisitions, segment transfers, and 30 new store openings since the second quarter last year. The reported efficiency ratio for the quarter was 59.9%, compared with 57.7% in the second quarter last year, primarily due to higher integration costs. The adjusted efficiency ratio for the quarter was 58.0%, compared with 57.7%, consistent with the second quarter last year.

Quarterly comparison - Q2 2011 vs. Q1 2011
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $17 million, or 5%, on a reported basis, and $14 million, or 4%, on an adjusted basis, compared with the prior quarter. In US dollar terms, net income decreased US$4 million, or 1%, on a reported basis, US$1 million on an adjusted basis. The decreases were primarily due to a stronger Canadian dollar. The annualized return on invested capital for the quarter was 7.4%, flat compared with the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$25 million, or 2%, compared with the prior quarter. Margin on average earning assets decreased 8 bps to 3.68% compared with the prior quarter, primarily due to tighter deposit spreads. Average loans increased US$4.0 billion, or 6%, compared with the prior quarter. Excluding the Chrysler Financial acquisition, average loans increased US$1.7 billion, or 3%, with an increase of 5% in average personal loans and an increase of 2% in average business loans. Average deposits increased US$5.0 billion, or 4%, compared with the prior quarter, including a US$1.8 billion increase in average deposits of TD Ameritrade. Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$3.2 billion, or 3%, with 4% growth in business deposit volume (excluding government), and 5% growth in personal deposit volume.
    Total PCL for the quarter decreased US$26 million, or 13%, compared with the prior quarter, primarily due to PCL for debt securities classified as loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 1.0%, an increase of 20 bps, compared with the prior quarter, due entirely to recently Acquired Loans. Excluding segment transfers and recently Acquired Loans, the annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume would have been 0.77%, or decreased by 3 bps, compared with the prior quarter. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, were US$1,127 million, a decrease of US$15 million, or 1%, compared with the prior quarter. Net impaired loans, excluding recently Acquired Loans and debt securities classified as loans, as a percentage of total loans were 1.9%, compared with 2.0% as at January 31, 2011. The net impaired recently Acquired Loans as at April 30, 2011 were US$106 million, an increase of US$74 million compared with prior quarter. Net impaired debt securities classified as loans were US$1,518 million, a decrease of US$49 million, or 3%, compared with the prior quarter. In the current quarter, no new securities classified as loans were determined to be impaired; in addition, credit performance of these securities as a whole remains stable in comparison to prior quarter.
Reported non-interest expenses for the quarter increased US$38 million, or 5%, compared with the prior quarter. On an adjusted basis, non-interest expenses increased US$32 million, or 4%, compared with the prior quarter. The increase was primarily due to the Chrysler Financial acquisition, new stores, and investments in the core franchise, partially offset by fewer calendar days in the quarter.
   The average FTE staffing levels increased by 565, or 2%, compared with the prior quarter, primarily driven by new stores and higher staffing levels in the existing store network. The efficiency ratio for the quarter worsened to 59.9%, compared with 58.2% in the prior quarter and the adjusted efficiency ratio for the quarter worsened to 58.0%, compared with 56.6% in the prior quarter, as a result of the Chrysler Financial acquisition.

Year-to-date comparison - Q2 2011 vs. Q2 2010
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the six months ended April 30, 2011 was $623 million, an increase of $197 million, or 46%, compared with the same period last year. Adjusted net income for the six months ended April 30, 2011 was $652 million, an increase of $180 million, or 38%. In US dollar terms, net income increased US$221 million, or 54%, on a reported basis, and US$206 million, or 45% on an adjusted basis. On a year-to-date basis, the annualized return on invested capital was 7.4%, compared with 5.3% for the same period last year.
    In U.S. dollar terms, revenue on a year-to-date basis was US$2,799 million, an increase of US$567 million, or 25%, compared with the same period last year, due to both acquisition and organic growth. The margin on average earning assets on a year-to-date basis increased by 22 bps to 3.72%, compared with the same period last year, driven by higher loan spreads, including a change in the timing of expected cash flows on acquired loans and segment transfers, partially offset by deposit spread compression.
    Total PCL on a year-to-date basis was US$378 million, an increase of US$25 million, or 7%, compared with the same period last year. Accounting for recently Acquired Loans, including debt securities classified as loans, resulted in an increase in PCL and an increase in net interest income this year.  Excluding these impacts on PCL and segment transfers, PCL on the remaining loans decreased US$82 million, or 23% despite strong loan growth due to improved asset quality in the portfolio of loans. Annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume was 0.9%, a decrease of 35 bps, compared with the same period last year. Excluding segment transfers and recently Acquired Loans, the annualized PCL for loans excluding debt securities classified as loans as a percentage of credit volume would have been 0.80% or decreased by 46 bps, compared with the same period last year.
    On a year-to-date basis, non-interest expenses were US$1,648 million, an increase of US$280 million, or 20%, on a reported basis, and US$1,600 million, an increase of US$300 million, or 23%, on an adjusted basis, compared with the same period last year, due to acquisitions, segment transfers, new store expenses, and investments in the core franchise.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 20

The average FTE staffing levels on a year-to-date basis increased by 3,910, or 20%, compared with the same period last year. This increase was due to acquisitions, segment transfers, and 30 new store openings since the second quarter last year. The reported efficiency ratio on a year-to-date basis improved to 59.0%, compared with 61.4% in the same period last year. The adjusted efficiency ratio improved to 57.3%, compared with 58.3% for the same period last year.

Business Outlook
Loan growth was within expectations for the quarter and strong volume growth is expected to continue through fiscal 2011 driven by residential mortgages and commercial lending. Organic deposit growth momentum is expected to continue due to maturing stores. Continued improvement in PCL on the originated book is expected through 2011 due to the improved overall asset quality of the portfolio. Expense growth will be managed closely, while investing in resources and infrastructure to support growth. While Regulation E was fully phased into earnings effective last quarter, the “Durbin Amendment”, a provision in the Dodd-Frank Act, could put further pressure on earnings. The Dodd-Frank Act mandates the Federal Reserve to set interchange fees which are “reasonable and proportional” to the costs of processing such transactions. The proposed limits to be placed on debit interchange fees are expected to significantly reduce debit card interchange revenues. The draft regulations have been issued for public comments, and the financial impact cannot be determined at this time. However, mitigation strategies are being designed with the intent to reduce the potential adverse revenue impact resulting from the implementation of the new regulation.

TABLE 16: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net interest income (TEB)	$384	$375	$456	$759	$969
Non-interest income	201	352	252	553	652
Total revenue	585	727	708	1,312	1,621
Provision for credit losses	7	6	10	13	18
Non-interest expenses	357	391	372	748	748
Net income	180	237	220	417	592
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	31	31	32	31	32
Return on invested capital	22.7%	29.4%	29.0%	26.1%	37.4%
Efficiency ratio - reported	61.0%	53.8%	52.5%	57.0%	46.1%
Average number of full-time equivalent staff	3,438	3,388	3,110	3,413	3,100

Quarterly comparison - Q2 2011 vs. Q2 2010
Wholesale Banking net income for the quarter was $180 million, a decrease of $40 million, or 18%, compared with the second quarter last year. The decrease reflects lower revenue in equity derivatives, fixed income, and reduced investment portfolio gains, partially offset by recovery of a previously reserved tax item. The annualized return on invested capital for the quarter was 22.7%, compared with 29.0% in the second quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $585 million, a decrease of $123 million, or 17%, compared with the second quarter last year. This was primarily due to a decline in trading results in certain businesses. Equity derivatives revenue declined as a result of lower client volumes, and fixed income and credit trading declined due to continued economic uncertainty and lower credit spread volatility. In addition, segment transfers also contributed to the decline in trading revenue. Partially offsetting these decreases were improved currencies trading from robust client flow, strong cash equities and equity underwriting as global equity markets remained strong, and the positive impact of credit spread tightening on derivative exposures. Securities gains in the investment portfolio were minimal in the current quarter, as compared to higher gains in the same quarter last year.
PCL is composed of accrual costs for credit protection and specific provisions for credit losses net of any recoveries of previously recorded provisions. The net PCL for the quarter was $7 million, a decrease of $3 million, or 30%, lower than the second quarter last year. PCL in both periods is limited to the accrual cost of credit protection. Net impaired loans were $35 million, a decrease of $100 million, or 74%, over the second quarter last year.
Non-interest expenses for the quarter were $357 million, a decrease of $15 million, or 4%, compared with the second quarter last year, primarily due to lower variable compensation commensurate with reduced revenue, partially offset by higher costs related to risk and control infrastructure.

Quarterly comparison - Q2 2011 vs. Q1 2011
Wholesale Banking net income for the quarter decreased by $57 million, or 24%, compared with the prior quarter. The decrease in net income was primarily due to lower equity trading and investment banking fees, and reduced gains in the investment portfolio, partially offset by reduced expenses and recovery of a previously reserved tax item. The annualized return on invested capital for the quarter was 22.7%, compared with 29.4% in the prior quarter.
Revenue for the quarter decreased $142 million, or 20%, compared with the prior quarter, primarily due to lower investment banking fees, and equity and fixed income trading as well as reduced gains in the investment portfolio. Investment banking fees decreased from strong levels in the prior quarter primarily due to lower M&A and credit origination. Equity derivatives revenue decreased due to lower client transactions compared to the prior quarter. International and U.S. fixed income decreased as the current quarter was affected by macroeconomic events in Asia, the Middle East, and Europe. Partially offsetting these decreases were improved currency trading as client volumes were strong, driven by the strengthening of the Canadian dollar and increased volatility, and the impact of tightening credit spreads on derivative exposures. Cash equities revenue increased due to higher commissions as global equity prices continued to rise and volumes increased.
PCL and net impaired loans were in line with the prior quarter.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 21

Non-interest expenses for the quarter decreased $34 million, or 9%, compared with the prior quarter, primarily due to lower variable compensation.

Year-to-date comparison - Q2 2011 vs. Q2 2010
Wholesale Banking net income for the six months ended April 30, 2011 was $417 million, a decrease of $175 million, or 30%, compared with the same period last year. The decrease is primarily related to normalized market conditions in the current year, primarily reflected in reduced fixed income and credit trading. Partially offsetting this decrease were realized gains in the investment portfolio in the first quarter and improved equity underwriting. On a year-to-date basis, the annualized return on invested capital was 26.1%, more indicative of a normalized return as compared with 37.4% for the same period last year.
Revenue on a year-to-date basis was $1,312 million, a decrease of $309 million, or 19%, compared with the prior year, primarily due to unusually favourable market conditions in 2010, characterized by tightening credit spreads, wider bid-offer spreads, and elevated client activity which resulted in strong broad-based performance. Equity derivatives revenue decreased due to lower client transactions in the current period. Net interest income decreased in the current period due to segment transfers. Partially offsetting these decreases were improved underwriting fees as issuers sought to take advantage of higher equity market values. Debt underwriting remained solid due to high levels of issuance driven by the continued low interest rate environment. In addition, investment gains increased in the current year as the investment portfolio continues to unwind.
    PCL on a year-to-date basis was $13 million, a decrease of $5 million, or 28%, compared with the same period last year. PCL in both the current and prior period is mainly composed of the accrual cost of CDS protection. In the same period last year, minor specific provisions were offset by a recovery.
   On a year-to-date basis, non-interest expenses were $748 million, in line with the same period last year, primarily due to lower variable compensation offset by higher operating costs from investment in risk and control infrastructure.

Business Outlook
As anticipated, year-to-date earnings for 2011 have decreased from the prior year and we expect that the full year results will also be lower. The prolonged low-rate environment and competitive pricing in the markets will continue to impede revenue growth; however, we expect increased contributions from new business initiatives and solid origination and advisory revenue as government and corporate clients reinforce balance sheets and the economy continues to recover.

TABLE 17: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Net loss - reported	$(205)	$(102)	$(217)	$(307)	$(337)
Adjustments for items of note:1
Amortization of intangibles2	108	112	123	220	235
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(6)	(81)	(23)	(87)	(27)
Fair value of credit default swaps hedging the corporate loan book,
net of provision for credit losses	(2)	3	2	1	9
Recovery of income taxes due to changes in statutory income tax rates	-	-	-	-	(11)
General allowance in Canadian Personal and Commercial Banking
and Wholesale Banking	-	-	(44)	-	(44)
Release of insurance claims	-	-	-	-	(17)
Integration charges relating to the Chrysler Financial acquisition	3	-	-	3	-
Total adjustments for items of note	103	34	58	137	145
Net loss - adjusted	$(102)	$(68)	$(159)	$(170)	$(192)

Decomposition of items included in net loss - adjusted
Net securitization	$(23)	$(21)	$2	$(44)	$(3)
Net corporate expenses	(119)	(113)	(98)	(232)	(160)
Other	40	66	(63)	106	(29)
Net loss - adjusted	$(102)	$(68)	$(159)	$(170)	$(192)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

Quarterly comparison - Q2 2011 vs. Q2 2010
Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $217 million in the second quarter last year. Adjusted net loss for the quarter was $102 million, compared with an adjusted net loss of $159 million. Compared with the same quarter last year, the lower adjusted net loss was primarily due to the change in allocation methodology implemented in the current year and more favourable results from treasury related activities. These favourable items were partially offset by lower gains from securitizations and an increase in net corporate expenses.

Quarterly comparison - Q2 2011 vs. Q1 2011
Corporate segment’s reported net loss for the quarter was $205 million, compared with a reported net loss of $102 million in the prior quarter. Adjusted net loss for the quarter was $102 million, compared with an adjusted net loss of $68 million. The higher adjusted net loss was mainly due to the impact of timing of treasury related net revenue.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 22

Year-to-date comparison - Q2 2011 vs. Q2 2010
Corporate segment’s reported net loss for the six months ended April 30, 2011 was $307 million, compared with a reported net loss of $337 million in the same period last year. Adjusted net loss for the six months ended April 30, 2011 was $170 million, compared with an adjusted net loss of $192 million. The lower adjusted net loss was primarily attributable to the change in allocation methodology implemented in Q1 2011 and higher earnings on unallocated capital. These favourable items were partially offset by higher net corporate expenses.

Outlook
Changes in the Bank’s charge-out and inter-segment transfer pricing methodologies implemented in the current fiscal year will reduce losses in the Corporate segment. While Corporate segment results are inherently difficult to predict by their nature and can contain some volatility, our estimated range for the remainder of fiscal 2011 is a net loss of $80 million to $120 million per quarter which is expected to result in a lower net loss than fiscal 2010 on an annual basis, primarily due to the abovementioned changes.

Segment Transfers

Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from Canadian Personal and Commercial Banking to U.S. Personal and Commercial Banking for segment reporting purposes. In addition, the Bank implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified. The following table summarizes the segment transfers for the three and six months ended April 30, 2011.

TABLE 18: IMPACTS OF SEGMENT TRANSFERS
(millions of Canadian dollars)					For the three months ended
					Apr. 30, 2011
	Canadian Personal		U.S. Personal and
	and Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Increase/(decrease) to revenue	$(55)	$-	$35	$(18)	$38	$-
Increase/(decrease) to expenses	(9)	2	17	3	(13)	-
Increase/(decrease) to PCL	(13)	-	13	-	-	-
Increase/(decrease) to net income	(23)	(1)	3	(15)	36	-

					For the six months ended
					Apr. 30, 2011
Increase/(decrease) to revenue	$(114)	$-	$71	$(36)	$79	$-
Increase/(decrease) to expenses	(18)	4	34	6	(26)	-
Increase/(decrease) to PCL	(28)	-	28	-	-	-
Increase/(decrease) to net income	(49)	(2)	4	(30)	77	-

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 23

BALANCE SHEET REVIEW

Year-to-date comparison - Q2 2011 vs. Q4 2010

Total assets were $630 billion as at April 30, 2011, an increase of $10 billion, or 2%, from October 31, 2010. The net increase reflected an $11 billion increase in loans (net of allowance for loan losses) and a $6 billion increase in securities, which were partially offset by a $7 billion decrease in interest-bearing deposits with banks and other assets. The translation effect of a stronger Canadian dollar caused the value of total assets in U.S. Personal and Commercial Banking to decrease by $12 billion.

Interest-bearing deposits with banks decreased by $5 billion driven by a decrease in U.S. Personal and Commercial Banking.

Securities increased by $6 billion largely due to an increase in trading securities primarily in Wholesale Banking. The translation effect of a stronger Canadian dollar caused the value of securities in U.S. Personal and Commercial Banking to decrease by $6 billion.

Loans (net of allowance for loan losses) increased by $11 billion largely due to broad-based volume growth in Canadian Personal and Commercial Banking, and volume growth and the acquisition of Chrysler Financial in U.S. Personal and Commercial Banking. The translation effect of a stronger Canadian dollar caused the value of loans (net of allowances for loan losses) in U.S. Personal and Commercial Banking to decrease by $6 billion.

Total liabilities were $588 billion as at April 30, 2011, an increase of $11 billion or 2%, from October 31, 2010, which includes the acquisition of Chrysler Financial. The net increase reflected an $8 billion increase in deposits and a $3 billion increase in other liabilities. The translation effect of a stronger Canadian dollar caused the value of total liabilities in U.S. Personal and Commercial Banking to decrease by $12 billion.

Deposits increased $8 billion primarily due to an increase in trading deposits in Wholesale Banking. The translation effect of a stronger Canadian dollar caused the value of deposits in U.S. Personal and Commercial Banking to decrease by $11 billion.

Other liabilities increased $3 billion primarily due to an increase in other liabilities, acceptances and derivatives, partially offset by decreases in obligations related to securities sold short and under repurchase agreements. The translation effect of a stronger Canadian dollar caused the value of other liabilities in U.S. Personal and Commercial Banking to decrease by $1 billion.

Shareholders’ equity was $41 billion as at April 30, 2011, a decrease of $1 billion, or 2%, from October 31, 2010. The net decrease is comprised primarily of a $3 billion decrease in accumulated other comprehensive income related largely to foreign exchange, partially offset by an increase of $2 billion in retained earnings.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 24

CREDIT PORTFOLIO QUALITY

Quarterly comparison - Q2 2011 vs. Q2 2010
Gross impaired loans were $3,920 million, as at April 30, 2011, an increase of $888 million, or 29%, from April 30, 2010. The increase was primarily due to an $837 million increase related to debt securities classified as loans, partially offset by a reduction of gross impaired loans in Wholesale Banking. Impaired loans net of specific allowance were $3,212 million as at April 30, 2011 compared with $2,382 million as at April 30, 2010.
The allowance for credit losses of $2,597 million as at April 30, 2011 was composed of specific allowances of $710 million and a general allowance of $1,887 million. Specific allowances increased $60 million, or 9%, from April 30, 2010. The general allowance decreased $65 million, or 3%, from April 30, 2010. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Quarterly comparison - Q2 2011 vs. Q1 2011
Gross impaired loans decreased $169 million, or 4%, from January 31, 2011 primarily due to the effect of a stronger Canadian dollar on U.S. Personal and Commercial Banking portfolios. Impaired loans net of specific allowance decreased $145 million from January 31, 2011.
Specific allowances decreased $24 million, or 3%, as at April 30, 2011 from January 31, 2011. The general allowance decreased $20 million from January 31, 2011.

TABLE 19: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
	2011	2011	2010	2011	2010
Personal, Business & Government Loans
Balance at beginning of period	$2,258	$2,253	$2,315	$2,253	$2,070
Additions	803	776	852	1,579	1,914
Return to performing status, repaid or sold	(359)	(350)	(421)	(709)	(785)
Write-offs	(386)	(395)	(456)	(781)	(899)
Foreign exchange and other adjustments	(78)	(26)	(72)	(104)	(82)
Balance at end of period	2,238	2,258	2,218	2,238	2,218
Other Loans
Balance at beginning of period	1,831	1,203	393	1,203	241
Net change during the period
Debt securities classified as loans1	(147)	628	421	481	573
FDIC covered loans2	(2)	-	-	(2)	-
Balance at end of period	1,682	1,831	814	1,682	814
Total Gross Impaired Loans	$3,920	$4,089	$3,032	$3,920	$3,032
1	For more details on debt securities classified as loans, refer to the “How Our Businesses Performed - U.S. Personal and Commercial Banking” section of this document.
2
Loans subject to the loss share agreements with the FDIC are considered “FDIC covered loans”. The credit losses related to FDIC covered loans are determined net of the amount expected to be reimbursed by the FDIC.

TABLE 20: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except as noted)	As at
	Apr. 30	Jan. 31	Apr. 30
2011		2011	2010
Specific allowance - on-balance sheet loans	$708	$732	$650
General allowance - on-balance sheet loans	1,604	1,615	1,668
Allowance for credit losses for off-balance sheet instruments	285	294	284
Total	$2,597	$2,641	$2,602

Impaired loans net of specific allowance	$3,212	$3,357	$2,382
Net impaired loans as a percentage of net loans	1.11%	1.19%	0.91%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.50%	0.60%	0.58%

Non-Prime Loans
As at April 30, 2011, the Bank had approximately $2.0 billion (October 31, 2010 - $1.8 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 3.2% (October 31, 2010 - approximately 5.0%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

Sovereign Risk
The Bank has no exposure to the countries in Africa and the Middle East most affected by the recent geopolitical developments. Credit exposure to Greece and Portugal is nominal; exposure to Ireland, Italy and Spain is to the sovereigns themselves and the largest financial institutions in those countries. All these exposures are considered manageable.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 25

EXPOSURE TO NON-AGENCY COLLATERALIZED MORTGAGE OBLIGATIONS (CMO)
Due to the acquisition of Commerce, the Bank has exposure to non-agency CMOs collateralized primarily by Alt-A and Prime Jumbo mortgages, most of which are pre-payable fixed-rate mortgages without rate reset features. At the time of acquisition, the portfolio was recorded at fair value, which became the new cost basis for this portfolio.
These securities are classified as loans and carried at amortized cost using the effective interest rate method, and are evaluated for loan losses on a quarterly basis using the incurred credit loss model. The impairment assessment follows the loan loss accounting model, where there are two types of allowances against credit losses - specific and general. Specific allowances provide against losses that are identifiable at the individual debt security level for which there is objective evidence that there has been a deterioration of credit quality, at which point the book value of the loan is reduced to its estimated realizable amount. A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The general allowance as at April 30, 2011 was $144 million. The allowance for loan losses recognized in the second quarter of 2011 was $3 million compared to $(12) million for the second quarter of 2010 and $2 million for the fourth quarter of 2010.
During the second quarter of 2009, the Bank re-securitized a portion of the non-agency CMO portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 58% of the non-agency CMO portfolio is now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of impairment for these reclassified securities is not impacted by a change in the credit ratings.
The market for these securities was more active compared to prior years resulting in an unrealized gain of US$312 million for the period ended April 30, 2011.
The following table discloses the fair value of the securities by vintage year:

TABLE 21: NON-AGENCY ALT-A AND PRIME JUMBO CMO PORTFOLIO BY VINTAGE YEAR
(millions of U.S. dollars)						As at
	Alt-A		Prime Jumbo		Total
	Amortized	Fair	Amortized	Fair	Amortized	Fair
Apr. 30, 2011	cost	value	cost	value	cost	value
2003	$231	$253	$273	$283	$504	$536
2004	409	440	250	263	659	703
2005	653	720	366	375	1,019	1,095
2006	381	376	308	311	689	687
2007	582	580	323	343	905	923
Total securities net of specific allowance	$2,256	$2,369	$1,520	$1,575	$3,776	$3,944
Less: general allowance					144
Total					$3,632

Oct. 31, 2010
2003	$275	$309	$393	$424	$668	$733
2004	454	502	383	415	837	917
2005	697	769	484	509	1,181	1,278
2006	406	394	380	391	786	785
2007	616	635	375	398	991	1,033
Total securities net of specific allowance	$2,448	$2,609	$2,015	$2,137	$4,463	$4,746
Less: general allowance					160
Total					$4,303

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 26

CAPITAL POSITION

The Bank complies with the Office of the Superintendent of Financial Institutions (OSFI) guideline for calculating RWA and regulatory capital, which is based on the International Convergence of Capital Measurement and Capital Standard - A Revised Framework (Basel II) issued by the Basel Committee on Banking Supervision. OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. For regulatory capital purposes, the Bank’s investment in TD Ameritrade is translated using the period-end foreign exchange rate of the Bank.

TABLE 22: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)	As at
	Apr. 30	Oct. 31	Apr. 30
2011		2010	2010
Risk-weighted assets for:
Credit risk	$170,634	$167,297	$156,646
Market risk	3,451	4,474	3,398
Operational risk	28,584	28,139	27,130
Total	$202,669	$199,910	$187,174

Tier 1 capital	$25,828	$24,386	$22,469
Tier 1 capital ratio1	12.7%	12.2%	12.0%
Total capital2	$33,082	$31,070	$29,026
Total capital ratio3	16.3%	15.5%	15.5%
Assets-to-capital multiple4	16.9	17.5	17.5
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

As at April 30, 2011, the Bank’s Tier 1 capital ratio was 12.7%, compared with 12.2% as at October 31, 2010. The increase was primarily a result of strong earnings and common share issuance through participation in the Bank’s dividend re-investment plan and exercise of stock options. We completed the acquisition of Chrysler Financial in the quarter which reduced Tier 1 ratio by approximately 50 bps. The Total capital ratio was 16.3% as at April 30, 2011, compared with 15.5% as at October 31, 2010. The increase was largely due to the same reasons noted above.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet, and periodic issuance of capital securities.
For further details of capital, see Note 9 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 17 to the Interim Consolidated Financial Statements.

FUTURE CHANGES IN BASEL
In December 2010, the Basel Committee on Banking Supervision (BCBS) published the final rules text on new international bank capital adequacy and liquidity requirements. Commonly referred to as “Basel III”, the capital proposals aim to increase the quality, quantity, transparency, and consistency of bank capital, discourage excess leverage and risk taking, and reduce procyclicality. Together with the new internationally harmonized global liquidity standards, Basel III aims to provide a regulatory framework to strengthen the resiliency of the banking sector and financial system.
In January 2011, the final rules text was supplemented by additional guidance from the BCBS regarding Non-Viability Contingent Capital (NVCC). The NVCC rules require that all capital instruments include loss absorption features. These features may require, based on the regulator's assessment of viability, a principal write-down or conversion to equity. The Basel III rules provide for a transition and phase-out for capital instruments that do not meet the Basel III requirements, including the NVCC features.
In February 2011, OSFI issued its action plan for implementation of Basel III. All banks will be required to implement the Basel III capital rules commencing in the first fiscal quarter of 2013. OSFI’s minimum requirements are expected to follow the Basel III transition plan outlined by the BCBS. Under the transition plan, changes in capital treatment for certain items as well as minimum capital ratio requirements will be phased in over the period from 2013 to 2019. The Basel III minimum capital requirements include a 4.5% common equity ratio, a 6.0% Tier 1 capital ratio, and a 8.0% Total capital ratio. In addition, a capital conservation buffer of 2.5% will be required. While a bank can draw down on the 2.5% capital conservation buffer to absorb losses during periods of financial or economic stress, restrictions on earnings distributions (e.g., dividends, share buybacks, discretionary payments on other Tier 1 capital instruments and discretionary bonus payments) would be required. The amount of such restrictions is linked to the extent to which the buffer is utilized.
For TD, the new Basel III capital rules will result in higher RWA and an increase in deductions from regulatory common equity. We continue to believe that with our strong capital position today and our ability to generate capital from our operating businesses in the next six quarters, we are well positioned to fully meet the Basel III capital adequacy requirements. Based on our current forecasts and understanding of the Basel III rules text, we expect our Common Equity Tier 1 (CET1) ratio as at Q1 2013 to be in the 9%-10% range with full deduction for Goodwill & Intangibles. If we apply the full Basel III rules applicable in 2019 (i.e., without transition arrangements), we expect our CET1 ratio as at Q1 2013 to be in the 7%-8% range. As such, we do not anticipate a need to make significant changes to our business operations or raise additional common equity to meet the Basel III requirements.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 27

We believe that under Basel III all of TD’s outstanding non-common Tier 1 and Tier 2 capital instruments, except certain instruments issued by TD’s U.S. subsidiaries will be disqualified as regulatory capital subject to a 10 year phase-out transition period beginning in January 2013. TD announced on February 7, 2011 that, based on OSFI’s February 4, 2011 advisory which outlined OSFI’s expectations regarding the use of redemption rights triggered by regulatory event clauses in non-qualifying capital instruments, it expects to exercise a regulatory event redemption right only in 2022 in respect of the TD Capital Trust IV Notes - Series 2 outstanding at that time. As of April 30, 2011, there was $450 million in principal amount of TD Capital Trust IV Notes - Series 2 issued and outstanding. TD’s expectation is subject to a number of factors and assumptions outlined in the February 7th press release.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives.
Our businesses and operations are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in our Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration both the risk and business environment in which we operate. Our risk appetite states that we take risks required to build our business, but only if those risks: 1) fit our business strategy, and can be understood and managed; 2) do not expose TD to any significant single loss events; we don’t ‘bet the bank’ on any single acquisition, business or product; and 3) do not risk harming the TD brand. Each business is responsible for setting and aligning their individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which they are exposed. We monitor and report on individual business and enterprise level risks that could have a significant impact on the Bank.
Our risk governance structure and risk management approach have not substantially changed from that described in our 2010 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see the “Managing Risk” section in the 2010 MD&A.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2011.

CREDIT RISK
Gross credit risk exposures, measured before credit risk mitigants, are given below:

TABLE 23: GROSS CREDIT RISK EXPOSURES - STANDARDIZED AND AIRB APPROACHES1
(millions of Canadian dollars)						As at
			Apr. 30			Oct. 31
	2011			2010
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$14,439	$152,157	$166,596	$13,486	$146,777	$160,263
Qualifying revolving retail	-	43,220	43,220	-	40,940	40,940
Other retail	24,159	29,168	53,327	17,943	28,205	46,148
	38,598	224,545	263,143	31,429	215,922	247,351
Non-retail
Corporate	49,076	114,092	163,168	50,436	114,603	165,039
Sovereign	18,680	55,597	74,277	8,872	63,633	72,505
Bank	20,396	112,005	132,401	20,916	112,003	132,919
	88,152	281,694	369,846	80,224	290,239	370,463
Total	$126,750	$506,239	$632,989	$111,653	$506,161	$617,814
1	Gross credit risk exposures represent exposures at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 28

MARKET RISK
The graph below discloses daily value-at-risk (VaR) usage and trading-related income1 within Wholesale Banking. For the quarter ended April 30, 2011 trading-related income was positive for 86% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1   Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading-related revenue in the above graph excludes revenue related to changes in the fair value of loan commitments. The commitments are not included in the VaR measure as they are not managed as trading positions. In Q2 2011, there were 9 days of trading losses, with zero breaches in VaR.

The following table presents the end of quarter, average, high, and low Total VaR usage.

TABLE 24: VALUE-AT-RISK USAGE
(millions of Canadian dollars)	For the three months ended								For the six months ended
					Apr. 30		Jan. 31	Apr. 30	Apr. 30	Apr. 30
					2011		2011	2010	2011	2010
	As at	Average	High		Low		Average	Average	Average	Average
Interest rate and credit
spread risk	$19.1	$14.0	$19.1		$10.7		$12.3	$11.3	$13.1	$12.2
Equity risk	3.3	4.9	5.9		3.3		5.5	7.2	5.2	7.8
Foreign exchange risk	3.3	2.1	5.3		0.7		2.9	2.4	2.5	2.4
Commodity risk	0.9	1.3	1.7		0.8		0.9	1.2	1.1	1.4
Debt specific risk	16.5	13.6	17.2		10.4		13.7	14.3	13.7	16.4
Diversification effect1	(20.3)	(17.1)	N/M	2	N/M	2	(16.2)	(17.8)	(16.7)	(19.1)
Total Value-at-Risk	$22.8	$18.8	$22.8		$14.4		$19.1	$18.6	$18.9	$21.1
1   The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2   Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 29

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2011, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $143.2 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $141.6 million after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

TABLE 25: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE AT RISK BY CURRENCY
(millions of Canadian dollars)						As at
		Apr. 30		Oct. 31		Apr. 30
	2011		2010		2010
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(9.9)	$(64.4)	$(12.4)	$(68.1)	$(8.8)	$(56.8)
U.S. dollar	(133.3)	(77.2)	(153.0)	(48.4)	(62.8)	(120.4)
	$(143.2)	$(141.6)	$(165.4)	$(116.5)	$(71.6)	$(177.2)

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 30

LIQUIDITY RISK
As a financial organization, we must ensure that we have continued access to sufficient and suitable funding to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to be able to continue to operate without being forced to sell non-marketable assets and/or significantly alter our business strategy. The process that ensures adequate access to funds and reserve liquidity is known as the management of liquidity risk.
  Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to funding. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
  To define the amount of liquidity that must be held at all times for a specified minimum 90-day period, we use a “Severe Combined Stress Scenario” test that models potential liquidity requirements and asset marketability during a confidence crisis directly related to our ability to meet obligations as they come due. In addition to this Bank-specific event, the Severe Combined Stress Scenario also incorporates the impact of a stressed market-wide liquidity event that results in a significant reduction in access to both short- and long-term funding for all institutions, a significant increase in our cost of funds, and a significant decrease in the marketability of assets. This scenario ensures that we have sufficient liquidity to cover total requirements equal to 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off, potential drawdown of unutilized committed lines of credit, and current forecasted operational requirements. In addition, the scenario ensures coverage of Bank-sponsored funding programs, such as the Banker’s Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP).
  To meet the resulting total liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality, and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
  Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and line of credit utilization, and contingent liabilities coming due in a given specified time bucket. On April 30, 2011, our aggregate surplus liquid-asset position for up to 90-days, as measured under the Severe Combined Stress Scenario for Canadian Personal and Commercial Banking (including domestic Wealth Management) and Wholesale Banking operations was $5.0 billion (October 31, 2010 - $10.7 billion). The cumulative surplus liquid-asset position for U.S. Personal and Commercial Banking operations as at April 30, 2011 was $6.6 billion (October 31, 2010 - $7.0 billion).
  We also use an “Extended Liquidity Coverage Test” to measure our ability to fund our operations on a fully secured basis for a period of up to one year. For the purposes of calculating the results of this test we estimate the marketability and pledging potential of available assets not considered liquid within 90-days under the Severe Combined Stress Scenario and then deduct an estimate for potential wholesale liability and deposit run-off and additional utilization of committed lines of credit over a 91- to 365-day period. On April 30, 2011, our estimate of liquid assets less requirements, as measured under the Extended Liquidity Coverage Test, for Canadian Personal and Commercial Banking and Wholesale Banking operations was $17.7 billion, (October 31, 2010 - $15.4 billion) and for U.S. Personal and Commercial Banking operations was $14.0 billion (October 31, 2010 - $13.4 billion).
  While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis in order to maintain consistent and efficient management of liquidity risk across all of our operations.
  We have contingency plans in place to provide direction in the event of a specific local liquidity crisis.
  Credit ratings are important to our borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect our ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. We regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. We believe that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing our cost of borrowing and/or requiring us to post additional collateral for the benefit of our trading counterparties. Credit ratings and outlooks provided by the ratings agencies reflect their views and are subject to change from time to time, based on a number of factors, including our financial strength, competitive position and liquidity as well as factors not entirely within our control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

TABLE 26: CREDIT RATINGS
As at Apr. 30 20111
Ratings agency	Short-term debt rating	Senior long-term debt rating	Outlook
Moody’s	P-1	Aaa	negative
S&P	A-1+	AA-	positive
Fitch	F1+	AA-	stable
DBRS	R-1 (high)	AA	stable
1   The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries’ ratings, is available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 31

OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships, or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Interim Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, automobile loans, and commercial mortgages to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet. Certain off-balance sheet automobile loans acquired by the Bank as part of the acquisition of Chrsyler Financial (see Note 7 to the Interim Consolidated Financial Statements for more detail) were originated in the U.S. and sold to U.S. securitization structures. All other products securitized by the Bank were originated in Canada and sold to Canadian securitization structures or Canadian non-SPE third parties. Details of securitization exposures through significant unconsolidated SPEs, significant unconsolidated QSPEs, and Canadian non-SPE third parties are as follows:

TABLE 27: EXPOSURE SECURITIZED BY THE BANK AS AN ORIGINATOR1
(millions of Canadian dollars)							As at
	Apr. 30						Oct. 31
						2011						2010
	Significant		Significant		Canadian non-		Significant		Significant		Canadian non-
	unconsolidated QSPEs		unconsolidated SPEs 2		SPE third-parties		unconsolidated QSPEs		unconsolidated SPEs		SPE third-parties
		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
		value of		value of		value of		value of		value of		value of
	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained	Securitized	retained
	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests	assets	interests
Residential
mortgage loans	$-	$-	$22,172	$699	$22,419	$525	$-	$-	$21,721	$602	$21,722	$711
Personal loans	5,908	120	74	66	-	-	6,555	121	-	-	-	-
Commercial
mortgage loans	-	-	49	-	702	7	-	-	49	-	564	3
Total	$5,908	$120	$22,295	$765	$23,121	$532	$6,555	$121	$21,770	$602	$22,286	$714
1	In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.
2	Included in personal loans are $74 million of automobile loans acquired as part of the Bank’s acquisition of Chrysler Financial.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as through single-seller conduits via QSPEs. As at April 30, 2011, the single-seller conduits had $5.1 billion (October 31, 2010 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $1.5 billion (October 31, 2010 - $1.5 billion) of term notes outstanding. While the probability of loss is negligible as at April 30, 2011, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2010 - $5.1 billion) of which $1.1 billion (October 31, 2010 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $120 million (October 31, 2010 - $121 million) relating to excess spread. As part of the Bank’s acquisition of Chrysler, the Bank acquired automobile loans securitized through multi-seller conduits. While the probability of loss is negligible as at April 30, 2011, the Bank’s maximum potential exposure to loss for these securitizations through retained interests is $66 million.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.1 billion as at April 30, 2011 (October 31, 2010 - $5.3 billion). Further, as at April 30, 2011, the Bank has committed to provide an additional $1.6 billion (October 31, 2010 - $1.8 billion) in liquidity facilities that can be used to support future ABCP in the purchase of deal-specific assets. As at April 30, 2011, the Bank also provided deal-specific credit enhancement in the amount of $69 million (October 31, 2010 - $73 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 32

TABLE 28: EXPOSURE TO THIRD PARTY-ORIGINATED ASSETS SECURITIZED BY BANK-SPONSORED CONDUITS
(millions of Canadian dollars, except as noted)	As at
		Apr. 30		Oct. 31
	2011		2010
Exposure and		Expected	Exposure and	Expected
Ratings profile of		weighted	Ratings profile of	weighted
unconsolidated		average life	unconsolidated	average life
SPEs AAA1		(years)2	SPEs AAA1	(years)2
Residential mortgage loans	$1,514	2.5	$1,637	3.0
Credit card loans	500	1.2	500	1.7
Automobile loans and leases	1,227	2.0	1,561	1.7
Equipment loans and leases	210	1.0	306	1.1
Trade receivables	1,648	1.8	1,287	2.2
Total	$5,099	2.0	$5,291	2.2
1	The Bank’s total liquidity facility exposure only relates to ‘AAA’ rated assets.
2
Expected weighted-average life for each asset type is based upon each of the conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at April 30, 2011, the Bank held $626 million (October 31, 2010 - $354 million) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits within the trading securities category on its Interim Consolidated Balance Sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $331 million as at April 30, 2011 (October 31, 2010 - nil) of which nil (October 31, 2010 - nil) has been drawn. The assets within these conduits comprise of individual notes backed by automotive loan receivables. As at the three months ended April 30, 2011 and subsequently, these assets have maintained ratings from various credit rating agencies, ranging from AAA to AA.
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2011 and October 31, 2010 was not significant.

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). The total net fair value of unfunded protection related to CDOs is ($6) million as of April 30, 2011 (October 31, 2010 - ($3) million), and represents the residual exposures before hedging. These CDOs are referenced to corporate debt securities and contain no exposure to U.S. subprime mortgages. All exposures are managed within risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs and included in Level 3 of the fair value hierarchy as described in Note 29 to the 2010 Consolidated Financial Statements.

Leveraged Finance Credit Commitments
Also included in ‘Commitments to extend credit’ in Note 31 to the 2010 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at April 30, 2011 was not significant (October 31, 2010 - not significant).

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 33

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 29: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)	For the three months ended
		2011				2010		2009
	Apr. 30	Jan. 31	Oct. 31	July. 31	Apr. 30	Jan. 31	Oct. 31	July. 31
Net interest income	$3,079	$3,165	$2,983	$2,921	$2,790	$2,849	$2,825	$2,833
Non-interest income	2,043	2,295	2,034	1,823	1,977	2,188	1,893	1,834
Total revenue	5,122	5,460	5,017	4,744	4,767	5,037	4,718	4,667
Provision for credit losses	343	414	404	339	365	517	521	557
Non-interest expenses	3,201	3,193	3,263	2,966	2,953	2,981	3,095	3,045
Provision for (recovery of) income taxes	287	343	374	310	308	270	132	209
Non-controlling interests in subsidiaries,
net of income taxes	25	26	27	26	26	27	27	28
Equity in net income of an associated
company, net of income taxes	66	57	45	74	61	55	67	84
Net income - reported	1,332	1,541	994	1,177	1,176	1,297	1,010	912
Adjustments for items of note:1
Amortization of intangibles2	108	112	115	117	123	112	116	122
Fair value of derivatives hedging the
reclassified available-for-sale debt securities
portfolio	(6)	(81)	8	14	(23)	(4)	73	43
Integration and restructuring charges
relating to the U.S. Personal and
Commercial Banking acquisitions	16	13	18	5	-	46	89	70
Fair value of credit default swaps hedging the
corporate loan book, net of provision for
credit losses	(2)	3	4	(9)	2	7	19	75
Recovery of income taxes due to
changes in statutory income tax rates	-	-	-	-	-	(11)	-	-
Release of insurance claims	-	-	-	-	-	(17)	-	-
General allowance in Canadian Personal
and Commercial Banking and
Wholesale Banking3	-	-	-	-	(44)	-	-	46
FDIC special assessment charge	-	-	-	-	-	-	-	35
Agreement with Canada Revenue
Agency	-	-	121	-	-	-	-	-
Integration charges relating to the Chrysler
Financial acquisition	3	-	-	-	-	-	-	-
Total adjustments for items of note	119	47	266	127	58	133	297	391
Net income - adjusted	1,451	1,588	1,260	1,304	1,234	1,430	1,307	1,303
Preferred dividends	40	49	48	49	48	49	48	49
Net income available to common
shareholders - adjusted	$1,411	$1,539	$1,212	$1,255	$1,186	$1,381	$1,259	$1,254

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.46	$1.70	$1.08	$1.30	$1.31	$1.45	$1.12	$1.01
Adjusted	1.60	1.75	1.39	1.44	1.37	1.61	1.47	1.47
Diluted earnings per share
Reported	1.46	1.69	1.07	1.29	1.30	1.44	1.12	1.01
Adjusted	1.59	1.74	1.38	1.43	1.36	1.60	1.46	1.47
Return on common shareholders’
equity	14.0%	15.5%	9.7%	12.2%	13.0%	14.0%	11.0%	9.7%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Effective first quarter 2011, amortization of software is included in amortization of intangibles. For the purpose of the items of note only, software amortization is excluded from the amortization of intangibles.

3
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance in Canadian Personal and Commercial Banking and Wholesale Banking.”

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 34

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 41 to 59 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s 2010 Consolidated Financial Statements. The accounting policies used in the preparation of these Interim Consolidated Financial Statements are consistent with those used in the Bank’s 2010 Consolidated Financial Statements.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2010 Annual Report.

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards in Fiscal 2012
The Bank will transition from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The annual and interim fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet), fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS as further discussed below.

a) IFRS Transition Program Summary
To manage the transition to IFRS, the Bank implemented a comprehensive, enterprise-wide program supported by a formal governance framework. The key elements of the IFRS transition program include developing a project governance framework, updating accounting policies, preparing financial statements, building financial reporting expertise, identifying impact on business processes and information technology; implementing internal controls over financial reporting (ICFR), and implementing appropriate disclosure controls and procedures (DC&P), including investor relations and communication plans. The Bank’s implementation plan consists of the following phases: (i) Program Initiation and Planning; (ii) Detailed Assessment; (iii) Design and Solution Development; and (iv) Implementation.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 35

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
1. Project Governance Framework
Establish program structure and raise awareness, including the following:
•    Form Steering Committee and project teams, which consist of Finance, Technology, Internal Audit, and Program Office.
•    Establish progress reporting protocols and project management practices.
•    Determine processes for consensus of key decisions and project oversight.
•    Hold IFRS overview sessions at various levels within the Bank.
Program Initiation and Planning; Detailed Assessment
•    All milestones have been completed.
•    The Steering Committee is kept informed of project status and key policy decisions. The Audit Committee receives regular updates. External advisors have been engaged to assist with certain elements of IFRS analysis. The Bank’s external stakeholders, OSFI and the external auditors are kept apprised of the progress of the project.

2. Accounting Policies
• Perform a detailed comparison of IFRS to Canadian GAAP to determine the impact to the Bank’s accounting policies.	Detailed Assessment
•    Key differences between IFRS and Canadian GAAP have been identified (see Summary of Key Differences below).
•    Other differences between IFRS and Canadian GAAP, which are expected to have a lower impact and require limited changes to business processes have also been identified (see Summary of Other Differences below).

• Analyze and determine ongoing policies where alternatives are permitted.	Detailed Assessment; Design and Solution Development	• The Bank has analyzed the available alternatives for the majority of its significant accounting policies and has completed a preliminary assessment on which alternatives it will select.
• Analyze and determine which IFRS 1, First-time Adoption of International Financial Reporting Standards (IFRS 1) exemptions will be taken on transition to IFRS.		• The Bank has analyzed the available IFRS 1 exemptions and has completed an assessment on certain of the exemptions it expects to apply on transition (see First-Time Adoption of IFRS below).
• Identify the tax implications resulting from first-time adoption decisions and ongoing accounting policy differences.		• The Bank is assessing the tax impacts related to its first-time adoption decisions and transitional adjustments to IFRS, and the on going tax impacts of accounting policy differences.
• Implement revisions to key accounting policies.	Implementation
•    Technical accounting analyses have been completed for all IFRS standards that are expected to impact the Bank.
•    Key accounting policies requiring revisions have been identified and policy updates are underway.

3. Financial Statement Preparation and Reporting
• Identify significant changes in note disclosures and financial statement presentation.	Detailed Assessment; Design and Solution Development	• Significant changes in note disclosures and financial statement presentation have been identified, drafts have been prepared and data requirements are being assessed and gathered.
• Assess the impact of transition on the IFRS opening Consolidated Balance Sheet.	Design and Solution Development
•    An analysis of the impact to the Bank’s IFRS opening Consolidated Balance Sheet has been prepared for internal review. This analysis may change as the Bank finalizes its
      IFRS 1 exemption options and accounting policy decisions and reviews all data to ensure its accuracy.

• Perform data gathering and prepare IFRS opening Consolidated Balance Sheet and comparative financial information, including related transitional reconciliations and note disclosures.	Implementation
•    A draft of the opening Consolidated Balance Sheet has been prepared for internal review, which may change as the Bank finalizes its IFRS 1 exemption options and accounting policy decisions throughout fiscal 2011.
•    Preliminary drafts of the transitional reconciliations from Canadian GAAP to IFRS and related note disclosures, as required by IFRS1, have been prepared for internal review.

• Report IFRS Consolidated Financial Statements, including an IFRS opening Consolidated Balance Sheet, transitional reconciliations and related note disclosures.		• To be effective for the interim and annual periods beginning in the first quarter of 2012.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 36

KEY ACTIVITIES AND MILESTONES	RELATED PHASE	STATUS
4. Financial Reporting and IFRS Expertise
•    Staff the program with an appropriate level of IFRS financial reporting expertise and project management experience.
•    Provide IFRS training to key finance and operational staff, including business process owners.
•    Provide education to management, Steering Committee, and Audit Committee regarding IFRS implications.
Detailed Assessment; Design and Solution Development
•    All milestones have been completed.
•    A project team consisting of IFRS subject matter experts, finance and operational staff and project managers has been engaged.
•    IFRS training has been provided to key internal stakeholders and continues to be provided as required.

• Launch a finance-wide IFRS training program.	Design and Solution Development
•    Finance-wide professional development training sessions on technical IFRS topics continue to be provided. The Bank also holds regular IFRS information sessions with members of the Steering Committee, Audit Committee, senior executives, and certain stakeholders.
•    Guidance on specific issues will continue to be provided to impacted finance and operational personnel.

5. Business Impacts
• Identify significant business impacts of the transition to IFRS, including forecasting processes, compensation arrangements, regulatory capital, hedging activities, and other material contracts.	Detailed Assessment; Implementation
•    IFRS impacts will be layered into the Bank’s forecasting and capital processes.
•    Significant impacts to the Bank’s compensation arrangements are not anticipated.
•    Process and system changes have been completed to address changes to the Bank’s hedging activities, largely due to the impact of securitized assets that no longer qualify for derecognition under IFRS.

• Identify the impacts of IFRS on the Bank’s external clients adopting IFRS, and the impact to their financial statements and loan covenants.
•    The Bank is reviewing disclosures and other available information related to changes in financial statements of external clients, who are adopting IFRS, in order to assess the potential impact on the Bank’s lending practices. This will continue through fiscal 2011.

6. Information Technology
•    Identify changes required to information technology systems and design processes to prepare an IFRS opening Consolidated Balance Sheet.
•    Determine a solution for capturing financial information under Canadian GAAP and IFRS during fiscal 2011.
•    Design, develop and test related process and technology changes.
Detailed Assessment; Design and Solution Development
•    A process to capture financial information under Canadian GAAP and IFRS during fiscal 2011 is in place.
•    A reporting environment has been implemented to track all transition adjustments from Canadian GAAP to IFRS and to produce the IFRS opening Consolidated Balance Sheet, fiscal 2011 comparatives, related transitional reconciliations and note disclosures.

• Test other new processes and information technology.	Implementation	• Testing of certain new processes and technology changes is currently underway.
7. Control Activities: ICFR and DC&P; Including Investor Relations and Communications Plans
•    Identify and update changes in internal controls based on required process and technology changes.
•    For all significant changes to policies and procedures identified, assess effectiveness of ICFR and DC&P and implement any necessary changes.
•    Design and implement internal controls over the IFRS transition process.
Design and Solution Development; Implementation
•    Stakeholders have been involved in the design and implementation of controls and procedures for both the IFRS transition process and other changes that will have an on-going impact, as a result of transition.
•    Internal audit and the financial controls office have been engaged and will be reviewing the Bank’s IFRS transition process in fiscal 2011.

• Design a communication plan to convey impacts of the transition to IFRS to external stakeholders.		• The Bank continues to assess its communication plan regarding the anticipated effects of IFRS transition to certain external stakeholders.
• Communicate impact of the IFRS transition to external stakeholders.		• Communication will continue to be made through the quarterly and annual reports, with further detail being provided as key accounting policy and implementation decisions are made.

b) First-Time Adoption of IFRS
Accounting changes resulting from the transition to IFRS will generally be reflected in the Bank’s IFRS opening Consolidated Balance Sheet on a retrospective basis. Where transition has been accounted for on a retrospective basis, the IFRS opening Consolidated Balance Sheet will be presented as if IFRS had always been applied and adjustments for any differences between Canadian GAAP and IFRS will affect IFRS opening retained earnings. Initial elections upon adoption of IFRS (IFRS 1) specify certain mandatory exceptions to the retrospective application of certain standards, and permit exemption options for certain other standards. For the Bank, there are significant exemption options available in the areas of accounting for the following: (i) Employee Future Benefits, (ii) Business Combinations, (iii) Designation of Financial Instruments, and (iv) Currency Translation. The application of certain of these exemptions will have an impact on the Bank’s IFRS opening retained earnings and may also impact accounting in periods subsequent to transition to IFRS. These exemptions, coupled with certain other elections will also have an impact on the Bank’s regulatory capital. However, OSFI has issued guidance which permits the Bank to phase-in the impact of IFRS on Tier 1 capital over a five-quarter period beginning in first quarter of 2012. The Bank has prepared preliminary estimates of the impact of the significant exemption options it expects to use based on the most current information available. These estimates may change significantly as the Bank finalizes its IFRS 1 elections and as further information becomes available.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 37

The significant exemption options are summarized in the table below:

AREA OF IFRS	SIGNIFICANT EXEMPTION OPTIONS AND DECISIONS
Employee Future Benefits
The Bank may elect under IFRS 1 to recognize any unamortized actuarial gains or losses in its IFRS opening retained earnings. The Bank will elect to use this exemption option. Unamortized actuarial losses under Canadian GAAP as at October 31, 2010 (which are measured as at July 31, 2010) were approximately $1.2 billion pre-tax ($880 million after tax). This item will reduce Tier 1 capital. The unamortized actuarial loss that the Bank will recognize in its IFRS opening retained earnings may differ from this amount as it is measured at November 1, 2010.

Business Combinations
The Bank may elect not to apply IFRS 3, Business Combinations (IFRS 3) to all business combinations that occurred before the date of transition to IFRS, or select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. The Bank is considering the use of this exemption option and may select a date prior to the date of transition and apply IFRS 3 to all business combinations occurring after that date. Should the Bank apply this exemption option, there may be a difference in the purchase price as determined under IFRS versus that as previously determined under Canadian GAAP due to certain differences such as the measurement of share consideration and in the accounting for intangible assets, transaction costs and restructuring charges as further discussed below. These differences will result in a potential reduction to goodwill and shareholders’ equity. This reduction is solely related to accounting differences between IFRS and Canadian GAAP and is not expected to result in a material impact to net Tier 1 capital.

Designation of Financial Instruments
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS. Specifically, on transition, IFRS 1 permits the Bank to a) make an available-for-sale designation for financial assets and, b) designate any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets certain criteria specified under IFRS at that date. The Bank has determined that it will re-designate certain of its financial assets to available-for-sale or fair value through profit or loss on transition.

Currency Translation
The Bank may elect to reclassify all cumulative translation differences in accumulated other comprehensive income into retained earnings on transition. The Bank will elect to use this exemption option, however the amount to be reclassified will not be known with certainty until all adjustments for initial elections on adoption of IFRS and for differences between Canadian GAAP and IFRS are recorded in the IFRS opening retained earnings.

The Bank’s cumulative translation difference recorded in accumulated other comprehensive income as at October 31, 2010 under Canadian GAAP was approximately $2.9 billion, which would be a reclassification within shareholders’ equity that has no impact on the Bank’s Tier 1 capital.

c) Summary of Key Differences
Key differences identified between IFRS and Canadian GAAP include (i) Derecognition of Financial Instruments (securitizations), (ii) Consolidations, (iii) Business Combinations, and (iv) Employee Future Benefits. The Bank has prepared preliminary estimates of the impact of certain of the key differences identified between IFRS and Canadian GAAP. These estimates may change as further information becomes available and such changes may be significant. The key differences are summarized below:

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Derecognition of Financial Instruments (securitizations)
Canadian GAAP
Under Canadian GAAP, derecognition is based on whether the Bank surrenders control over transferred assets.

IFRS
Under IFRS, derecognition is primarily based on whether the Bank transfers substantially all the risks and rewards of ownership.

Analysis
The model used for derecognition of financial assets under IFRS differs significantly from Canadian GAAP. As a result, the Bank expects most transfers of financial assets that previously qualified for derecognition under Canadian GAAP to no longer qualify for derecognition under IFRS. Such assets will be reported on the Bank’s Consolidated Balance Sheet on transition to IFRS, resulting in an increase in total assets and total liabilities. For example, under IFRS, the Bank does not expect its transfers of mortgage loans through the Canada Mortgage Bond Programs to qualify for derecognition. With these transfers accounted for as financing transactions, the Bank will no longer realize securitization gains or losses on the transfer of mortgages. On transition, IFRS opening retained earnings will reflect the impact of accounting for prior years’ transfers as financing transactions, rather than sales. Should transferred financial assets remain on the Consolidated Balance Sheet under IFRS, the Bank’s risk management and asset and liability management strategies may be affected. The Bank continues to assess the impact of this IFRS difference as well as any impact this difference may have on the Bank’s regulatory capital.

In December, 2010, the IASB issued certain amendments to IFRS 1. As a result of these amendments, the Bank is required to apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement upon its transition to IFRS on a prospective basis, however, IFRS 1 permits an election for the Bank to select a date from which to apply the requirements retrospectively. In February 2011, OSFI issued a statement requiring the application of the derecognition requirements in IAS 39 on a prospective basis for transactions occurring on or after January 1, 2004. The Bank has analyzed the implications of both the IASB amendments and the OSFI statement and expects to apply the derecognition requirements in IAS 39 from January 1, 2004 onwards.

Expected impact to IFRS opening Consolidated Balance Sheet
The Bank estimates an increase to its IFRS opening Consolidated Balance Sheet of approximately $50 billion in total assets and liabilities. An adjustment to IFRS opening retained earnings is also expected as previously recognized gains or losses on certain securitization transactions that do not qualify for derecognition under IFRS would be reversed. The reversal of gains or losses will have an impact to Tier 1 capital.

Future changes in standard
The IASB may be considering potential changes to IFRS in this area, however it is unlikely that any changes would be mandatory until after the Bank transitions to IFRS.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 38

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Consolidation
Canadian GAAP
Under Canadian GAAP, the consolidation of a SPE is based on whether the Bank is exposed to a majority of a SPE’s expected losses or entitled to a majority of the SPE’s expected residual returns, or both. In addition, Canadian GAAP provides an exemption with respect to consolidation of SPEs structured as QSPEs where certain conditions are met.

IFRS
Under IFRS, the consolidation of SPEs is based on whether the Bank has control over an SPE. In addition, under IFRS there is no concept of QSPEs.

Analysis
As a result, upon transition to IFRS, the Bank expects to consolidate certain SPEs that are currently not consolidated under Canadian GAAP. Consolidation of any previously unconsolidated entities results in potentially increased assets, liabilities, and non-controlling interest. Additionally, it could result in the reversal of previously recognized gains or losses in IFRS opening retained earnings on transactions undertaken with these entities. The Bank is in the process of assessing the regulatory capital impacts resulting from incremental consolidation of SPEs under IFRS. In addition, consolidation of previously unconsolidated entities may change asset and liability positions, which may in turn affect the Bank’s hedging strategies.

Expected impact to IFRS opening Consolidated Balance Sheet
Increases in non-controlling interests and changes to retained earnings may be recorded as a result of this difference.

Future changes in standard
The IASB has recently issued a revised standard on consolidation, however adoption of this standard will not be mandatory until after the Bank’s transition to IFRS.

Employee Future Benefits
Canadian GAAP
Canadian GAAP does not differentiate between accounting for vested and unvested cost of plan amendments, amortizing both over the expected average remaining service life of active plan members. In addition, it permits two accounting policy choices regarding actuarial gains and losses. The Bank’s accounting policy is to amortize the excess, if any, of the net actuarial gain or loss over 10% of the greater of a projected benefit obligation and the fair value of plan assets over the expected average remaining service life of active plan members.

IFRS
Under IFRS, the cost of plan amendments are recognized immediately if they relate to vested benefits; otherwise, they are recognized over the remaining vesting period. The Bank’s accounting method for actuarial gains and losses under Canadian GAAP is one of the accounting policy choices permitted under IFRS.

Analysis
As a result of the difference related to costs of plan amendments, upon transition to IFRS, the Bank will be required to recognize costs of plan amendments that are vested when those benefits are granted and recognize the expense for unvested benefits at a faster rate than under Canadian GAAP. The Bank expects that the policy for accounting for actuarial gains and losses will not change on transition to IFRS.

Expected impact to IFRS opening Consolidated Balance Sheet
In addition to the impact of the IFRS 1 exemption option as discussed above, the Bank also expects an impact related to its unamortized prior service costs as of November 1, 2010. This Canadian GAAP, IFRS difference is expected to result in a reduction to retained earnings with a corresponding adjustment to assets and liabilities.

Future changes in standard
The IASB is considering changes to the accounting for employee future benefits, which are expected to be finalized in 2011. It is likely that adoption of these changes would not be mandatory until after the Bank transitions to IFRS.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 39

ACCOUNTING POLICY AREA	KEY DIFFERENCES IN ACCOUNTING TREATMENT	POTENTIAL KEY IMPACTS
Business Combinations
Canadian GAAP
Measurement of share consideration
Shares issued as consideration are measured at the market share price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.
Restructuring Costs
Costs of an acquirer’s plan to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation.
Acquisition-related costs
Direct related to the acquisition (i.e. finders fees, advisory, legal, etc.) are included in the purchase price allocation.

IFRS
Measurement of purchase price
Shares issued as consideration are measured at their market share price at the acquisition closing date.
Restructuring Costs
Costs are generally expensed as incurred and not included in the purchase price allocation.
Acquisition-related costs
Costs are expensed as incurred and not included in the purchase price allocation.

Analysis
IFRS 3, Business Combinations provides guidance on the recognition and measurement of business combinations that differ from the guidance under current Canadian GAAP. IFRS 3 provides greater emphasis on fair value measurement for items such as non-controlling interests and contingent consideration payments.
These differences will impact the purchase price allocation, including the amount of goodwill recorded by the Bank.
Expected impact to IFRS opening Consolidated Balance Sheet (including the impact of certain IFRS 1 exemption options; see estimated impact in First-time Adoption of IFRS above)

d) Summary of Other Differences
Below are selected additional changes in accounting policies, which the Bank expects to have a lower impact on its Consolidated Financial Statements and which require limited process change.

ACCOUNTING POLICY AREA	OTHER DIFFERENCES IN ACCOUNTING TREATMENT
Provisions and Contingent Liabilities
IFRS requires a provision to be recognized when it is more likely than not that an outflow of resources will be required to settle the obligation, while a provision is recorded when it is probable that an outflow of resources will be required under Canadian GAAP. IFRS also requires a provision to be recognized when a contract becomes onerous, while Canadian GAAP only requires recognition of such a liability in certain situations. The Bank is continuing to review all potential obligations to determine if any additional provisions are required.

Share-based Payments
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This period is generally equal to the vesting period, and may include a period prior to the grant date. Under Canadian GAAP, the Bank does not recognize an expense before the grant date.

Impairment of Long-lived Assets
IFRS requires a one-step impairment test for identifying and measuring impairment, comparing an asset’s carrying value to the higher of its value in use and fair value less cost to sell. Under Canadian GAAP, an impairment analysis based on discounted cash flows is completed only if the asset’s undiscounted cash flows are below its carrying value.

Previously recognized impairment losses must be reversed when a change in circumstances indicates that the impairment has been reduced, other than for goodwill and indefinite-lived intangible assets. Reversals of impairment losses are not permitted under Canadian GAAP.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 40

IFRS generally requires additional disclosures than under Canadian GAAP. As a result, the Bank expects to have additional disclosures, particularly with respect to related party transactions, insurance, provisions, financial instruments and income taxes; along with the IFRS transitional disclosures. In addition, classification and presentation may be different for some balance sheet and income statement items. The Bank is currently analyzing the overall impact of the classification and presentation changes on its Consolidated Financial Statements.

e) Other Developments to IFRS
The IASB continues to make changes to IFRS to improve the overall quality of financial reporting. A number of the potential areas of change are mentioned above. In addition, the IASB has a number of other important ongoing standard setting projects. These projects will address such matters as accounting for income taxes, leases, provisions and contingent liabilities, and disclosures pertaining to various topics, among other items.
The IASB is also in the process of considering significant changes to other areas of accounting guidance including financial instruments, hedge accounting and other financial instruments topics such as impairment of financial assets and offsetting. It is likely that these changes will not be mandatory for the Bank until after transition. A new standard dealing with classification and measurement of financial assets has already been released by the IASB. However, this new standard will not be adopted by the Bank until their mandatory date of fiscal 2014.
The Bank is actively monitoring all of the IASB’s projects that are relevant to the Bank’s financial reporting and accounting policies and adjusting its IFRS project plan accordingly.
The differences identified in this transitional disclosure should not be regarded as an exhaustive list and other changes may result from the transition to IFRS. Furthermore, the disclosed impacts of the transition to IFRS reflect the most recent assumptions, estimates and expectations, including the assessment of the IFRS expected to be applicable at the time of transition. As a result of changes in circumstances, such as economic conditions or operations, and the inherent uncertainty from the use of assumptions, the actual impacts of the transition to IFRS may be different than those presented above.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

LIMITATION ON SCOPE OF DESIGN
Management has limited the scope of the design of the Bank’s disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of The South Financial Group, Inc. (South Financial) and Chrysler Financial, the results of which are included in the Interim Consolidated Financial Statements of the Bank for the period ended April 30, 2011.
As at September 30, 2010, the date of acquisition of South Financial $6.6 billion of loans and $9 billion of deposits were contributed to the Bank’s Consolidated Balance Sheet. South Financial constituted less than 2% of the total consolidated assets and less than 1% of the total consolidated net income as at and for the period ended April 30, 2011. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment.
As at April 1, 2011, the date of acquisition of Chrysler Financial, $7.3 billion of loans and $6.6 billion of liabilities were contributed to the Bank’s Consolidated Balance Sheet. Chrysler Financial constituted less than 2% of the total consolidated assets and less than 1% of the total consolidated net income as at and for the period ended April 30, 2011. The results of Chrysler Financial in the U.S. are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are included with The Toronto-Dominion Bank and are reported in the Canadian Personal and Commercial Banking segment.
The scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design of DC&P (in the case of Canadian securities laws) and ICFR to exclude the controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filings.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 41

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	Apr. 30	Oct. 31
	2011	2010
ASSETS
Cash and due from banks	$3,086	$2,574
Interest-bearing deposits with banks	13,672	19,136
	16,758	21,710
Securities (Note 2)
Trading (Note 3)	66,637	59,542
Available-for-sale	103,408	102,355
Held-to-maturity	7,818	9,715
	177,863	171,612
Securities purchased under reverse repurchase agreements	50,341	50,658
Loans
Residential mortgages	77,429	71,507
Consumer instalment and other personal	108,005	100,880
Credit card	8,954	8,870
Business and government (Note 3)	82,284	83,481
Debt securities classified as loans	6,388	7,591
	283,060	272,329
Allowance for loan losses (Note 4)	(2,312)	(2,309)
Loans, net of allowance for loan losses	280,748	270,020
Other
Customers’ liability under acceptances	9,383	7,757
Investment in TD Ameritrade	4,921	5,485
Derivatives (Note 6)	50,208	51,675
Goodwill	13,685	14,460
Other intangibles	2,164	2,093
Land, buildings, equipment, and other depreciable assets	4,354	4,247
Current income tax receivable	311	-
Other assets	19,131	19,828
	104,157	105,545
Total assets	$629,867	$619,545
LIABILITIES
Deposits
Personal	$250,312	$249,251
Banks	12,141	12,508
Business and government	144,564	145,221
Trading	30,919	22,991
	437,936	429,971
Other
Acceptances	9,383	7,757
Obligations related to securities sold short	21,878	23,695
Obligations related to securities sold under repurchase agreements	24,146	25,426
Derivatives (Note 6)	55,033	53,685
Current income tax payable	-	352
Future income tax liabilities	2	460
Other liabilities	25,614	21,316
	136,056	132,691
Subordinated notes and debentures (Note 8)	12,504	12,506
Liability for preferred shares	580	582
Non-controlling interests in subsidiaries	1,461	1,493
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Apr. 30, 2011 - 887.4 and Oct. 31, 2010 - 879.7) (Note 9)	17,293	16,730
Preferred shares (millions of shares issued and outstanding: Apr. 30, 2011 - 135.8 and Oct. 31, 2010 - 135.8) (Note 9)	3,395	3,395
Treasury shares - common (millions of shares held: Apr. 30, 2011 - (1.3) and Oct. 31, 2010 - (1.2)) (Note 9)	(104)	(91)
Treasury shares - preferred (millions of shares held: Apr. 30, 2011 - nil and Oct. 31, 2010 - nil) (Note 9)	-	(1)
Contributed surplus	276	305
Retained earnings	22,623	20,959
Accumulated other comprehensive income (loss) (Note 10)	(2,153)	1,005
	41,330	42,302
Total liabilities and shareholders’ equity	$629,867	$619,545
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 42

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Interest income
Loans	$3,367	$3,149	$6,834	$6,406
Securities
Dividends	181	169	399	375
Interest	806	696	1,643	1,406
Deposits with banks	90	177	192	331
	4,444	4,191	9,068	8,518
Interest expense
Deposits	1,054	1,093	2,154	2,262
Subordinated notes and debentures	164	167	337	334
Preferred shares and capital trust securities	6	6	13	23
Other	141	135	320	260
	1,365	1,401	2,824	2,879
Net interest income	3,079	2,790	6,244	5,639
Non-interest income
Investment and securities services	669	627	1,337	1,227
Credit fees	162	153	335	325
Net securities gains (losses)	25	47	85	64
Trading income (loss)	69	87	204	373
Service charges	375	407	767	831
Loan securitizations (Note 5)	93	123	196	255
Card services	226	197	445	394
Insurance, net of claims	257	287	565	551
Trust fees	40	45	79	79
Other income (loss)	127	4	325	66
	2,043	1,977	4,338	4,165
Total revenue	5,122	4,767	10,582	9,804
Provision for credit losses	343	365	757	882
Non-interest expenses
Salaries and employee benefits	1,659	1,493	3,327	3,021
Occupancy, including depreciation	312	294	632	593
Equipment, including depreciation	205	203	400	398
Amortization of other intangibles	171	149	346	298
Restructuring costs (Note 13)	-	-	-	17
Marketing and business development	140	146	253	271
Brokerage-related fees	84	77	165	148
Professional and advisory services	225	170	437	319
Communications	65	60	129	121
Other	340	361	705	748
	3,201	2,953	6,394	5,934
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,578	1,449	3,431	2,988
Provision for (recovery of) income taxes	287	308	630	578
Non-controlling interests in subsidiaries, net of income taxes	25	26	51	53
Equity in net income of an associated company, net of income taxes	66	61	123	116
Net income	1,332	1,176	2,873	2,473
Preferred dividends	40	48	89	97
Net income available to common shareholders	$1,292	$1,128	$2,784	$2,376
Average number of common shares outstanding (millions) (Note 14)
Basic	883.1	863.8	881.2	861.5
Diluted	888.3	869.4	885.9	866.7
Earnings per share (Canadian dollars) (Note 14)
Basic	$1.46	$1.31	$3.16	$2.76
Diluted	1.46	1.30	3.14	2.74
Dividends per share (Canadian dollars)	0.66	0.61	1.27	1.22
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Common shares (Note 9)
Balance at beginning of period	$16,975	$15,557	$16,730	$15,357
Proceeds from shares issued on exercise of stock options	155	323	248	397
Shares issued as a result of dividend reinvestment plan	163	132	315	258
Balance at end of period	17,293	16,012	17,293	16,012
Preferred shares (Note 9)
Balance at beginning of period	3,395	3,395	3,395	3,395
Shares issued	-	-	-	-
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares - common (Note 9)
Balance at beginning of period	(82)	(44)	(91)	(15)
Purchase of shares	(541)	(611)	(1,056)	(1,116)
Sale of shares	519	596	1,043	1,072
Balance at end of period	(104)	(59)	(104)	(59)
Treasury shares - preferred (Note 9)
Balance at beginning of period	(1)	(2)	(1)	-
Purchase of shares	(14)	(15)	(27)	(21)
Sale of shares	15	16	28	20
Balance at end of period	-	(1)	-	(1)
Contributed surplus
Balance at beginning of period	294	345	305	336
Net premium (discount) on sale of treasury shares	1	15	4	35
Stock options (Note 11)	(19)	(58)	(33)	(69)
Balance at end of period	276	302	276	302
Retained earnings
Balance at beginning of period	21,914	19,356	20,959	18,632
Net income	1,332	1,176	2,873	2,473
Common dividends	(583)	(528)	(1,120)	(1,052)
Preferred dividends	(40)	(48)	(89)	(97)
Balance at end of period	22,623	19,956	22,623	19,956
Accumulated other comprehensive income (loss) (Note 10)
Balance at beginning of period	(971)	867	1,005	1,015
Other comprehensive income (loss) for the period	(1,182)	(2,048)	(3,158)	(2,196)
Balance at end of period	(2,153)	(1,181)	(2,153)	(1,181)
Retained earnings and accumulated other comprehensive income	20,470	18,775	20,470	18,775
Total shareholders’ equity	$41,330	$38,424	$41,330	$38,424

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Net income	$1,332	$1,176	$2,873	$2,473
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	9	(110)	(285)	(3)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(2)	(9)	3	(3)
Net change in unrealized foreign currency translation gains (losses) on investments in
subsidiaries, net of hedging activities3,4	(1,200)	(1,203)	(1,746)	(1,525)
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	175	(457)	(800)	(84)
Reclassification to earnings of net losses (gains) on cash flow hedges6	(164)	(269)	(330)	(581)
	(1,182)	(2,048)	(3,158)	(2,196)
Comprehensive income (loss) for the period	$150	$(872)	$(285)	$277
1
Net of income tax recovery of $9 million and $122 million, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - income tax recovery of $65 million and $8 million, respectively).

2
Net of income tax recovery of nil and $3 million, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - income tax provision of $2 million and nil, respectively).

3
Net of income tax provision of $295 million and $396 million, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - income tax provision of $317 million and $367 million, respectively).

4
Includes $815 million and $1,096 million, respectively, of after-tax gains arising from hedges of the Bank's investment in foreign operations for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - after-tax gains of $787 million and $972 million, respectively).

5
Net of income tax provision of $77 million and income tax recovery of $354 million, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - income tax recovery of $148 million and income tax provision of $15 million, respectively).

6
Net of income tax provision of $73 million and $148 million, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - income tax provision of $133 million and $269 million, respectively).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Cash flows from (used in) operating activities
Net income	$1,332	$1,176	$2,873	$2,473
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 4)	343	365	757	882
Restructuring costs (Note 13)	-	-	-	17
Depreciation	122	132	235	275
Amortization of other intangibles	171	149	346	298
Net securities losses (gains)	(25)	(47)	(85)	(64)
Net gain on securitizations (Note 5)	(54)	(88)	(116)	(170)
Equity in net income of an associated company	(66)	(61)	(123)	(116)
Non-controlling interests	25	26	51	53
Future income taxes	73	(136)	18	2
Changes in operating assets and liabilities
Current income taxes receivable and payable	39	223	(663)	(116)
Interest receivable and payable	76	156	(193)	(48)
Trading securities	(2,715)	(4,420)	(7,095)	(3,479)
Derivative assets	(9,724)	4,663	1,467	7,681
Derivative liabilities	10,304	(1,082)	1,348	(3,631)
Other	790	(881)	(1,599)	(2,077)
Net cash from (used in) operating activities	691	175	(2,779)	1,980
Cash flows from (used in) financing activities
Change in deposits	(522)	(498)	7,965	10,158
Change in securities sold short	(2,429)	1,726	(1,817)	3,287
Change in securities sold under repurchase agreements	(1,071)	5,550	(1,280)	7,010
Issue of subordinated notes and debentures (Note 8)	-	-	1,000	-
Repayment of subordinated notes and debentures (Note 8)	(4)	-	(1,004)	-
Repayment or redemption of liability for preferred shares and capital trust securities	(2)	-	(2)	(895)
Translation adjustment on subordinated notes and debentures issued in a foreign currency
and other	(26)	(54)	2	(55)
Common shares issued	127	253	197	309
Sale of treasury shares	535	627	1,075	1,127
Purchase of treasury shares	(555)	(626)	(1,083)	(1,137)
Dividends paid	(460)	(444)	(894)	(891)
Net cash from (used in) financing activities	(4,407)	6,534	4,159	18,913
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	3,961	1,115	5,464	(2,940)
Activity in available-for-sale and held-to-maturity securities
Purchases	(12,338)	(23,998)	(29,756)	(40,584)
Proceeds from maturities	8,825	11,411	17,171	18,167
Proceeds from sales	7,250	7,155	13,873	13,148
Net change in loans, net of securitizations	(2,135)	(3,028)	(10,823)	(6,790)
Proceeds from loan securitizations (Note 5)	3,480	4,600	6,558	6,919
Net purchases of premises, equipment, and other depreciable assets	(639)	(33)	(342)	(59)
Securities purchased under reverse repurchase agreements	(912)	(4,606)	317	(9,344)
Net cash acquired (paid) from acquisitions (Note 7)	(3,212)	899	(3,212)	899
Net cash from (used in) investing activities	4,280	(6,485)	(750)	(20,584)
Effect of exchange rate changes on cash and cash equivalents	(87)	(76)	(118)	(94)
Net increase in cash and cash equivalents	477	148	512	215
Cash and cash equivalents at beginning of period	2,609	2,481	2,574	2,414
Cash and cash equivalents at end of period, represented by cash
and due from banks	$3,086	$2,629	$3,086	$2,629
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,288	$1,381	$3,052	$3,091
Amount of income taxes paid (refunded) during the period	395	289	1,406	768
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 45

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the audited Consolidated Financial Statements for the year ended October 31, 2010 (2010 Consolidated Financial Statements) of The Toronto-Dominion Bank and its subsidiaries (TD or the Bank).
   Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2010 Consolidated Financial Statements and the accompanying notes included on pages 90 to 141 of the Bank’s 2010 Annual Report and the shaded sections of the 2010 Management’s Discussion and Analysis (MD&A) included on pages 61 to 69 of the Bank’s 2010 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed in the Managing Risk section of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

FUTURE CHANGES IN ACCOUNTING POLICIES
Transition to International Financial Reporting Standards
The Bank will transition from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. The interim and annual fiscal 2012 Consolidated Financial Statements will include an IFRS opening Consolidated Balance Sheet as at November 1, 2010, fiscal 2011 comparatives, related transitional reconciliations, and note disclosures.
   IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure that could significantly impact the Bank’s accounting policies and related business processes. The Bank is continuing its assessment of the full impact of its transition to IFRS.

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
Available-for-sale (AFS) securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.
   For the three and six months ended April 30, 2011, the Bank recognized impairment losses on available-for-sale securities that were deemed to be other-than-temporary of $1 million and $19 million, respectively (three and six months ended April 30, 2010 - $1 million and $3 million, respectively). There were no impairment losses related to debt securities in the reclassified portfolio described below for the three and six months ended April 30, 2011 and April 30, 2010.

Reclassification of Certain Debt Securities - Trading to AFS
During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the AFS category effective August 1, 2008 in accordance with the 2008 Amendments to CICA Handbook   Section 3855.
   The fair value of the reclassified debt securities, as at April 30, 2011, was $3,226 million (October 31, 2010 – $4,228 million). For the three and six months ended April 30, 2011, net interest income of $47 million and $104 million after tax, respectively (three and six months ended April 30, 2010 – $62 million and $132 million after tax, respectively), was recorded relating to the reclassified debt securities. The change in fair value of these securities during the three and six months ended April 30, 2011, an increase of $12 million and a decrease of ($46) million after tax, respectively, was recorded in other comprehensive income (three and six months ended April 30, 2010 – increase of $17 million and $67 million after tax, respectively). Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase in net income of $12 million and a decrease in net income of ($46) million after tax, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 – increase of $17 million and $67 million after tax, respectively). During the three and six months ended April 30, 2011, reclassified debt securities with a fair value of $438 million and $710 million, respectively were sold or matured (three and six months ended April 30, 2010 – $324 million and $791 million, respectively) and a gain of  $12 million and $13 million after tax, respectively was recorded in securities gains (losses) during the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 – a gain of $16 million and $26 million after tax, respectively).

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 46

Reclassification of Certain Debt Securities - HTM to AFS
During the first quarter ended January 31, 2011, the Bank reclassified certain debt securities that were previously classified as held-to-maturity (HTM) to the AFS category. These securities were issued by or guaranteed by certain European governments, and were held by the Bank with full expectation of collecting principal and interest up to the maturity date of the securities.
   The debt crisis in Europe had increased the perception of the sovereign risk of certain European governments and had led to a substantial rise in corresponding credit spreads. Therefore, management explored opportunities to exit these positions, and was no longer able to demonstrate its positive intention to hold these securities through to maturity. At the date of reclassification, these securities had an aggregate amortized cost of $925 million and were re-measured to an aggregate fair value of $926 million. As at April 30, 2011, the remaining securities had an aggregate amortized cost of $754 million and fair value of $757 million.

Unrealized Securities Gains and Losses
The following table summarizes the unrealized securities gains and losses as at April 30, 2011 and October 31, 2010.

Unrealized Securities Gains and Losses
(millions of Canadian dollars)					As at
	Apr. 30, 2011				Oct. 31, 2010
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value
Available-for-sale securities
Government and government-related
securities
Canadian government debt
Federal	$9,931	$10	$1	$9,940	$11,232	$19	$3	$11,248
Provinces	373	11	-	384	370	18	-	388
U.S. federal, state, municipal governments, and
agencies debt	12,519	130	33	12,616	10,944	200	29	11,115
Other OECD government guaranteed debt	12,170	197	21	12,346	10,986	170	8	11,148
Mortgage-backed securities - residential	25,232	1,002	85	26,149	25,405	568	111	25,862
	60,225	1,350	140	61,435	58,937	975	151	59,761
Other debt securities
Asset-backed securities	19,664	665	22	20,307	19,623	554	16	20,161
Corporate and other debt	16,202	246	21	16,427	15,880	344	24	16,200
	35,866	911	43	36,734	35,503	898	40	36,361
Equity securities
Preferred shares	306	13	7	312	326	33	12	347
Common shares	1,596	194	8	1,782	1,609	235	18	1,826
	1,902	207	15	2,094	1,935	268	30	2,173
Debt securities reclassified from trading1	3,004	258	36	3,226	3,928	331	31	4,228
Total available-for-sale securities2	$100,997	$2,726	$234	$103,489	$100,303	$2,472	$252	$102,523

Held-to-maturity securities
Government and government-related
securities
Canadian government debt
Federal	$254	$-	$-	$254	$422	$-	$-	$422
U.S. federal, state, municipal governments, and
agencies debt	-	-	-	-	127	-	-	127
Other OECD government guaranteed debt	7,005	81	48	7,038	8,570	219	8	8,781
	7,259	81	48	7,292	9,119	219	8	9,330
Other debt securities
Other issuers	559	4	3	560	596	11	-	607
	559	4	3	560	596	11	-	607
Total held-to-maturity securities	$7,818	$85	$51	$7,852	$9,715	$230	$8	$9,937
Total securities	$108,815	$2,811	$285	$111,341	$110,018	$2,702	$260	$112,460
1
Includes fair value of government and government-insured securities as at April 30, 2011 of $12 million (October 31, 2010 - $18 million) and other debt securities as at April 30, 2011 of $3,214 million (October 31, 2010 - $4,210 million).

2
As at April 30, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,679 million (October 31, 2010 - $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $1,760 million (October 31, 2010 - $2,172 million) and is included in the table above.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 47

Note 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the Interim Consolidated Balance Sheet at fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
    If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
    If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until either its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. treasury bills and other Canadian and U.S. government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter (OTC) markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 assets and liabilities generally include Canadian and U.S. government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. Level 3 assets and liabilities generally include retained interests in loan securitizations and certain derivative contracts.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 48

The following table presents as at April 30, 2011 and October 31, 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value.

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)								As at
	Apr. 30, 2011				Oct. 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$2,975	$5,767	$-	$8,742	$2,625	$5,543	$-	$8,168
Provinces	3	3,328	2	3,333	-	3,213	14	3,227
U.S. federal, state, municipal governments, and agencies debt	493	6,111	-	6,604	765	6,546	37	7,348
Other OECD government guaranteed debt	-	5,395	-	5,395	-	4,102	-	4,102
Mortgage-backed securities - residential	-	1,392	-	1,392	-	1,076	-	1,076
Other debt securities
Canadian issuers	21	3,376	56	3,453	16	3,134	51	3,201
Other issuers	-	5,555	321	5,876	-	5,923	82	6,005
Equity securities
Preferred shares	23	-	-	23	27	-	-	27
Common shares	29,043	1,415	10	30,468	23,907	1,044	-	24,951
Retained interests	-	-	1,351	1,351	-	-	1,437	1,437
	$32,558	$32,339	$1,740	$66,637	$27,340	$30,581	$1,621	$59,542
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$9,379	$561	$-	$9,940	$10,850	$398	$-	$11,248
Provinces	-	384	-	384	-	388	-	388
U.S. federal, state, municipal governments, and agencies debt	-	12,498	-	12,498	-	10,792	-	10,792
Other OECD government guaranteed debt	-	12,346	-	12,346	-	11,140	-	11,140
Mortgage-backed securities - residential	-	26,149	-	26,149	-	25,862	-	25,862
Other debt securities
Asset-backed securities	-	20,241	66	20,307	-	20,161	-	20,161
Corporate and other debt	-	16,402	25	16,427	39	16,137	24	16,200
Equity securities
Preferred shares	108	-	-	108	105	-	-	105
Common shares	150	194	-	344	104	123	-	227
Debt securities reclassified from trading2	-	3,086	140	3,226	-	4,164	64	4,228
	$9,637	$91,861	$231	$101,729	$11,098	$89,165	$88	$100,351
Loans1	$-	$349	$18	$367	$-	$245	$28	$273
Derivatives
Interest rate contracts	$11	$19,044	$22	$19,077	$4	$27,469	$46	$27,519
Foreign exchange contracts	537	24,729	42	25,308	385	19,328	170	19,883
Credit contracts	-	87	16	103	-	167	21	188
Equity contracts	3	3,912	728	4,643	11	2,742	557	3,310
Commodity contracts	143	889	45	1,077	150	620	5	775
	$694	$48,661	$853	$50,208	$550	$50,326	$799	$51,675

FINANCIAL LIABILITIES
Trading deposits	$-	$29,708	$1,211	$30,919	$-	$21,881	$1,110	$22,991
Obligations related to securities sold short	10,365	11,510	3	21,878	10,846	12,819	30	23,695
Derivatives
Interest rate contracts	$9	$19,117	$138	$19,264	$3	$25,632	$122	$25,757
Foreign exchange contracts	483	29,701	57	30,241	452	22,814	85	23,351
Credit contracts	-	173	27	200	-	180	43	223
Equity contracts	-	3,448	1,202	4,650	-	2,721	922	3,643
Commodity contracts	255	403	20	678	71	630	10	711
	$747	$52,842	$1,444	$55,033	$526	$51,977	$1,182	$53,685
1	Trading securities and loans also include securities and loans, respectively designated as trading under the fair value option.
2
Includes fair value of government and government-insured securities as at April 30, 2011 of $12 million (October 31, 2010 - $18 million) and other debt securities as at April 30, 2011 of $3,214 million (October 31, 2010 - $4,210 million).

There were no significant transfers between Level 1 and Level 2 during the six months ended April 30, 2011.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 49

The following table reconciles changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the six months ended April 30, 2011.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)		Movements			Transfers			unrealized
	Fair value								Fair value	gains
	as at								as at	(losses) on
	Nov. 1,	Included	Included				Into	Out of	Apr. 30,	instruments
	2010	in income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2011	still held 3
FINANCIAL ASSETS
Trading securities
Government and government-related
securities
Canadian government debt
Provinces	$14	$-	$-	$4	$-	$(16)	$-	$-	$2	$-
U.S. federal, state, municipal
governments, and agencies debt	37	-	-	-	-	(37)	-	-	-	-
Other debt securities
Canadian issuers	51	3	-	38	-	(42)	6	-	56	3
Other issuers	82	9	-	334	-	(110)	38	(32)	321	7
Equity securities
Common shares	-	-	-	10	-	-	-	-	10	-
Preferred shares	-	-	-	33	-	(33)	-	-	-	-
Retained interests	1,437	83	-	-	263	(432)	-	-	1,351	54
	$1,621	$95	$-	$419	$263	$(670)	$44	$(32)	$1,740	$64
Available-for-sale securities
Other debt securities
Asset-backed securities	$-	$2	$(2)	$66	$-	$-	$-	$-	$66	$-
Corporate and other debt	24	-	1	-	-	-	-	-	25	1
Debt securities reclassified
from trading	64	2	(1)	-	-	(7)	82	-	140	(5)
	$88	$4	$(2)	$66	$-	$(7)	$82	$-	$231	$(4)
Loans4	$28	$20	$-	$2	$-	$(19)	$1	$(14)	$18	$-

FINANCIAL LIABILITIES
Trading deposits	$1,110	$2	$-	$-	$235	$(136)	$-	$-	$1,211	$7
Obligations related to
securities sold short	30	(1)	-	(15)	-	11	5	(27)	3	-
Derivatives5	$383	$52	$-	$(103)	$207	$65	$(7)	$(6)	$591	$69
1
Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Interim Consolidated Statement of Income.

2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $853 million (October 31, 2010 - $799 million) and derivative liabilities of $1,444 million (October 31, 2010 - $1,182 million), both of which are measured using Level 3 inputs, as at April 30, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the table above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable market inputs.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 50

FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 4 to the 2010 Consolidated Financial Statements, and the asset or liability is so designated by the Bank on initial recognition.
   The total fair value of securities designated as trading under the fair value option was $3,162 million as at April 30, 2011 (October 31, 2010 - $2,983 million). These securities are recorded in trading securities on the Interim Consolidated Balance Sheet.
   The total fair value of loans designated as trading under the fair value option was $36 million as at April 30, 2011 (October 31, 2010 - $85 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Interim Consolidated Balance Sheet.
   During the three and six months ended April 30, 2011, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $(5) million and $(27) million, respectively (three and six months ended April 30, 2010 - $(34) million and $(13) million, respectively). Income (loss) from financial instruments designated as trading under the fair value option is included in other income on the Interim Consolidated Statement of Income. This income (loss) is primarily offset by the change in the fair value of derivatives used to economically hedge these assets, which is also recorded in other income (loss).

Note 4: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

Allowance for Credit Losses
The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recorded in other liabilities.
   The change in the Bank’s allowance for credit and loan losses as at April 30, 2011 and October 31, 2010 is shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	At	Provision			exchange	Balance
	beginning	for credit			and other	as at end
	of year	losses	Write-offs	Recoveries	adjustments	of period
Apr. 30, 2011
Specific allowance
Residential mortgages	$31	$15	$(19)	$3	$2	$32
Consumer instalment and other personal	117	272	(327)	34	16	112
Credit card	66	193	(214)	21	1	67
Business and government	323	148	(221)	31	4	285
Debt securities classified as loans	140	85	(2)	-	(9)	214
	677	713	(783)	89	14	710
General allowance
Residential mortgages	35	(5)	-	-	(2)	28
Consumer instalment and other personal	409	4	-	-	(6)	407
Credit card	292	11	-	-	(3)	300
Business and government	1,011	50	-	-	(46)	1,015
Debt securities classified as loans	163	(16)	-	-	(10)	137
	1,910	44	-	-	(67)	1,887
Allowance for credit losses
Residential mortgages	66	10	(19)	3	-	60
Consumer instalment and other personal	526	276	(327)	34	10	519
Credit card	358	204	(214)	21	(2)	367
Business and government	1,334	198	(221)	31	(42)	1,300
Debt securities classified as loans	303	69	(2)	-	(19)	351
Total allowance for credit losses	$2,587	$757	$(783)	$89	$(53)	$2,597
Less: Allowance for off-balance sheet instruments	278	11	-	-	(4)	285
Allowance for loan losses	$2,309	$746	$(783)	$89	$(49)	$2,312

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 51

Allowance for Credit Losses
(millions of Canadian dollars)					Foreign
	At	Provision			exchange	Balance
	beginning	for credit			and other	as at end
	of year	losses	Write-offs	Recoveries	adjustments	of period
Oct. 31, 2010
Specific allowance
Residential mortgages	$34	$25	$(35)	$3	$4	$31
Consumer instalment and other personal	112	669	(762)	74	24	117
Credit card	71	410	(457)	39	3	66
Business and government	296	494	(512)	24	21	323
Debt securities classified as loans	45	128	(24)	-	(9)	140
	558	1,726	(1,790)	140	43	677
General allowance
Residential mortgages	18	17	-	-	-	35
Consumer instalment and other personal	424	(9)	-	-	(6)	409
Credit card	302	(2)	-	-	(8)	292
Business and government	1,060	(10)	-	-	(39)	1,011
Debt securities classified as loans	277	(97)	-	-	(17)	163
	2,081	(101)	-	-	(70)	1,910
Allowance for credit losses
Residential mortgages	52	42	(35)	3	4	66
Consumer instalment and other personal	536	660	(762)	74	18	526
Credit card	373	408	(457)	39	(5)	358
Business and government	1,356	484	(512)	24	(18)	1,334
Debt securities classified as loans	322	31	(24)	-	(26)	303
Total allowance for credit losses	$2,639	$1,625	$(1,790)	$140	$(27)	$2,587
Less: Allowance for off-balance sheet instruments	271	11	-	-	(4)	278
Allowance for loan losses	$2,368	$1,614	$(1,790)	$140	$(23)	$2,309

Covered Loans
Loans subject to loss share agreements with the Federal Deposit Insurance Corporation (“FDIC”) are considered FDIC covered loans. The amount expected to be reimbursed by the FDIC is considered an indemnification asset. The credit losses related to FDIC covered loans are determined net of the indemnification asset. As at April 30, 2011, the balances of FDIC covered loans and the indemnification asset were $1.4 billion and $136 million, respectively (October 31, 2010 - $1.7 billion and $168 million, respectively).

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower. Debt securities classified as loans and acquired impaired loans are considered to be contractually past due when actual cash flows are less than those cash flows expected at acquisition.
   The following table summarizes loans that are past due but not impaired as at April 30, 2011 and October 31, 2010, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.8 billion as at April 30, 2011 (October 31, 2010 - $1.7 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired
(millions of Canadian dollars)	As at
	Apr. 30, 2011				Oct. 31, 2010
	1 to 30	31 to 60	61 to 89		1 to 30	31 to 60	61 to 89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$862	$321	$99	$1,282	$849	$381	$94	$1,324
Consumer instalment and other personal	5,184	690	173	6,047	4,879	788	175	5,842
Credit card	391	76	45	512	405	81	46	532
Business and government	1,629	322	138	2,089	1,850	544	174	2,568
Total	$8,066	$1,409	$455	$9,930	$7,983	$1,794	$489	$10,266

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 52

Note 5: LOAN SECURITIZATIONS

In most cases, the Bank retained the responsibility for servicing the assets securitized. The following table summarizes the Bank’s securitization activity for the three and six months ended April 30.

Securitization Activity
(millions of Canadian dollars)					For the three months ended
	Apr. 30, 2011				Apr. 30, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans 1	loans	Total	loans	loans	loans	Total
Gross proceeds	$3,971	$727	$7	$4,705	$4,690	$899	$52	$5,641
Retained interests recognized	114	18	-	132	172	20	1	193
Cash flows received on retained interests	220	16	1	237	203	15	-	218

					For the six months ended
	Apr. 30, 2011				Apr. 30, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans 1	loans	Total	loans	loans	loans	Total
Gross proceeds	$7,066	$1,559	$152	$8,777	$7,252	$2,316	$74	$9,642
Retained interests recognized	221	38	4	263	283	47	1	331
Cash flows received on retained interests	451	34	1	486	394	34	-	428
1	Includes automobile loan securitizations acquired as part of the Chrysler Financial acquisition. No automobile loans were securitized during the quarter.

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and six months ended April 30.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)					For the three months ended
	Apr. 30, 2011				Apr. 30, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans 1	loans	Total	loans	loans	loans	Total
Gain (loss) on sale	$36	$18	$-	$54	$69	$20	$(1)	$88
Income on retained interests2	37	2	-	39	32	3	-	35
Total	$73	$20	$-	$93	$101	$23	$(1)	$123

					For the six months ended
	Apr. 30, 2011				Apr. 30, 2010
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans 1	loans	Total	loans	loans	loans	Total
Gain (loss) on sale	$78	$38	$-	$116	$124	$47	$(1)	$170
Income on retained interests2	77	3	-	80	75	10	-	85
Total	$155	$41	$-	$196	$199	$57	$(1)	$255
1	Includes income on retained interests relating to automobile loan securitizations acquired as part of the Chrysler Financial acquisition of $2 million.
2
Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income (retained interests related to automobile loans are classified as AFS debt securities and changes in fair value are recorded in other comprehensive income).

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
			2011			2010
	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans 1	loans	loans	loans	loans
Prepayment rate2	19.0%	5.3%	-%	18.9%	4.8%	-%
Discount rate	3.7	3.9	4.5	3.7	3.6	4.8
Expected credit losses3	-	-	-	-	-	-
1
Key assumptions for personal loans include assumptions related to automobile loan securitizations acquired as part of the Chrysler Financial acquisition. No automobile loans were securitized during the quarter.

2	Represents monthly payment rate for secured personal loans.
3	There are no expected credit losses for residential mortgage loans as the loans are government guaranteed.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 53

During the three months ended April 30, 2011, there were maturities of previously securitized loans and receivables of $1,225 million (three months ended April 30, 2010 - $1,041 million). Proceeds from new securitizations were $3,480 million for the three months ended April 30, 2011 (three months ended April 30, 2010 - $4,600 million). During the six months ended April 30, 2011, there were maturities of previously securitized loans and receivables of $2,219 million (six months ended April 30, 2010 - $2,723 million). Proceeds from new securitizations were $6,558 million for the six months ended April 30, 2011 (six months ended April 30, 2010 - $6,919 million).

Note 6: DERIVATIVES

The following table summarizes hedge ineffectiveness results for the three and six months ended April 30.

Hedge Ineffectiveness Results
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Net gain (loss) arising from fair value hedges	$(0.9)	$(2.1)	$6.7	$(6.3)
Net gain (loss) arising from cash flow hedges	0.8	4.3	3.2	5.4

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedges are recorded in other income on the Interim Consolidated Statement of Income. During the three and six months ended April 30, 2011, the amounts excluded from the assessment of hedge effectiveness were gains of $11 million and $3 million, respectively (three and six months ended April 30, 2010 - losses of $24 million and $53 million, respectively). During the three and six months ended April 30, 2011 and April 30, 2010, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
   As at April 30, 2011, the Bank expects an estimated $274 million net gain (April 30, 2010 - $13 million net loss) reported in other comprehensive income to be reclassified to net income over the next 12 months. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 28 years. During the three and six months ended April 30, 2011, there were no significant instances where forecasted transactions failed to occur.

Note 7: ACQUISITIONS AND OTHER

a) Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding common shares of Chrysler Financial for cash consideration of approximately $6.3 billion. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to April 30, 2011 have been consolidated with the Bank’s results for the quarter ended April 30, 2011. As at April 1, 2011, the acquisition contributed $3.1 billion of net cash and cash equivalents,  $7.3 billion of loans, $2.3 billion of other assets, and $6.6 billion of liabilities. Included in loans is $1.0 billion of acquired impaired loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date. The excess of the fair value of the identifiable assets acquired over that of the liabilities assumed of approximately $0.2 billion has been allocated to goodwill. The acquired loans are included in consumer instalment and other personal loans. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

b) TD Ameritrade Holding Corporation
As at April 30, 2011, the Bank’s reported investment in TD Ameritrade Holding Corporation (TD Ameritrade) was 43.3% of the issued and outstanding shares of TD Ameritrade.
In accordance with the Bank’s previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the six months ended April 30, 2011, to bring its direct ownership percentage position to 43.3% as at April 30, 2011 from 45.9% as at October 31, 2010. The Bank recognized a gain of $8.1 million on this sale.

Note 8: SUBORDINATED NOTES AND DEBENTURES

On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers’ acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank’s option, subject to regulatory consent, at par on November 2, 2015 and any interest payment date thereafter. The Bank has included the issue as Tier 2 regulatory capital.
   On January 18, 2011 the Bank redeemed all of its outstanding $1 billion 4.317% medium term notes due January 18, 2016 at a redemption price of 100% of the principal amount. The issue qualified as Tier 2 regulatory capital.
   On February 22, 2011, a subsidiary of the Bank redeemed US$4 million of junior subordinated debentures.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 54

Note 9: SHARE CAPITAL

The following table summarizes the shares issued and outstanding as at April 30, 2011 and October 31, 2010.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	As at
	Apr. 30, 2011		Oct. 31, 2010
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance at beginning of year	879.7	$16,730	859.6	$15,357
Proceeds from shares issued on exercise of stock options	3.7	248	8.1	521
Shares issued as a result of dividend reinvestment plan	4.0	315	7.7	546
Proceeds from issuance of new shares	-	-	3.6	252
Shares issued on acquisitions	-	-	0.7	54
Balance at end of period - common shares	887.4	$17,293	879.7	$16,730
Preferred Shares - Class A
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	8.8	220
Series AE	12.0	300	12.0	300
Series AG	15.0	375	15.0	375
Series AI	11.0	275	11.0	275
Series AK	14.0	350	14.0	350
Balance at end of period - preferred shares	135.8	$3,395	135.8	$3,395
Treasury Shares - Common1
Balance at beginning of year	(1.2)	$(91)	(0.8)	$(15)
Purchase of shares	(13.6)	(1,056)	(30.6)	(2,158)
Sale of shares	13.5	1,043	30.2	2,082
Balance at end of period - treasury shares - common	(1.3)	$(104)	(1.2)	$(91)
Treasury Shares - Preferred1
Balance at beginning of year	-	$(1)	-	$-
Purchase of shares	(1.0)	(27)	(2.3)	(63)
Sale of shares	1.0	28	2.3	62
Balance at end of period - treasury shares - preferred	-	$-	-	$(1)
1	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders’ equity.

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at April 30, 2011 and October 31, 2010.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)		As at
	Apr. 30	Oct. 31
	2011	2010
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	$911	$1,193
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	(4,647)	(2,901)
Net gain (loss) on derivatives designated as cash flow hedges	1,583	2,713
Total	$(2,153)	$1,005

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 55

Note 11: STOCK-BASED COMPENSATION

For the three and six months ended April 30, 2011, the Bank recognized compensation expense for stock option awards of $8.8 million and $17.3 million, respectively (three and six months ended April 30, 2010 - $12 million and $19 million, respectively).
During the three months ended April 30, 2011 and April 30, 2010, no options were granted by the Bank. During the six months ended April 30, 2011, 1.7 million (six months ended April 30, 2010 - 1.7 million) options were granted by the Bank with a weighted-average fair value of $15.47 per option (six months ended April 30, 2010 - $14.09 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following table summarizes the assumptions used for estimating fair value of options for the six months ended April 30.

Assumptions Used for Estimating Fair Value of Options
	For the six months ended
	Apr. 30, 2011	Apr. 30, 2010
Risk-free interest rate	2.7%	2.7%
Expected option life	6.2 years	6.2 years
Expected volatility	26.6%	26.6%
Expected dividend yield	3.34%	3.24%

Note 12: EMPLOYEE FUTURE BENEFITS

The following table summarizes expenses for the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans, for the three and six months ended April 30.

Employee Future Benefit Plans Expenses
(millions of Canadian dollars)	For the three months ended
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans 1
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010	2011	2010
Net pension expense includes the following components:
Benefits earned by employees	$37	$25	$3	$2	$2	$2
Interest cost on projected benefit obligation	42	39	6	6	16	16
Expected return on plan assets2	(46)	(42)	-	-	(12)	(12)
Actuarial losses (gains) recognized in expense	16	7	-	-	4	2
Amortization of plan amendment costs	2	2	(1)	(1)	1	1
Total	$51	$31	$8	$7	$11	$9

	For the six months ended
			Principal Non-Pension
			Post-Retirement		Other Pension and
	Principal Pension Plans		Benefit Plan		Retirement Plans 1
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010	2011	2010
Net pension expense includes the following components:
Benefits earned by employees	$74	$50	$6	$4	$5	$4
Interest cost on projected benefit obligation	84	78	12	12	31	32
Expected return on plan assets2	(92)	(84)	-	-	(23)	(23)
Actuarial losses (gains) recognized in expense	31	14	-	-	8	4
Amortization of plan amendment costs	5	4	(2)	(2)	2	2
Total	$102	$62	$16	$14	$23	$19
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

2
The actual return on plan assets for the principal pension plans was $84 million and $281 million, respectively, for the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 - $63 million and $149 million, respectively).

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 56

CASH FLOWS
The following table summarizes the Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plan during the three and six months ended April 30.

Plan Contributions
(millions of Canadian dollars)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Principal pension plans	$50	$44	$97	$82
Principal non-pension post-retirement benefit plan	2	2	5	4
Other pension and retirement plans	4	2	8	5
Total	$56	$48	$110	$91

As at April 30, 2011, the Bank expects to contribute an additional $93 million to its principal pension plans, $5 million to its principal non-pension post-retirement benefit plan, and $8 million to its other pension and retirement plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: INTEGRATION AND RESTRUCTURING CHARGES

As a result of acquisitions by the Bank and related integration and restructuring initiatives, the Bank incurred integration charges of $30 million and $51 million, respectively, during the three and six months ended April 30, 2011 (three and six months ended April 30, 2010 – nil and $54 million, respectively). Integration charges include costs related to information technology, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding), and integration-related travel costs. In the Interim Consolidated Statement of Income, integration charges are included in non-interest expenses.
    During the three and six months ended April 30, 2011, there were no restructuring charges incurred by the Bank (three and six months ended   April 30, 2010 – nil and $17 million, respectively). Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs.

Note 14: EARNINGS PER SHARE

The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30.

Basic and Diluted Earnings per Share
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010
Basic earnings per share
Net income available to common shareholders	$1,292	$1,128	$2,784	$2,376
Average number of common shares outstanding (millions)	883.1	863.8	881.2	861.5
Total (Dollars)	$1.46	$1.31	$3.16	$2.76

Diluted earnings per share
Net income available to common shareholders	$1,292	$1,128	$2,784	$2,376
Average number of common shares outstanding (millions)	883.1	863.8	881.2	861.5
Stock options potentially exercisable as determined under the treasury stock
method	5.2	5.6	4.7	5.2
Average number of common shares outstanding - diluted	888.3	869.4	885.9	866.7
Total (Dollars)1	$1.46	$1.30	$3.14	$2.74
1
For the six months ended April 30, 2011, the computation of diluted earnings per share did not exclude any options as there were no options where the option price was greater than the average market price of the Bank’s common shares. For the six months ended April 30, 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 4.5 million with a weighted-average exercise price of $70.10 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 57

Note 15: SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C), Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking (U.S. P&C), operating under the brand name, TD Bank, America’s Most Convenient Bank, and Wholesale Banking. The results of Chrysler Financial in the U.S. are included in TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are included in The Toronto-Dominion Bank and are reported in the Canadian Personal and Commercial Banking segment. Integration charges related to the acquisition of Chrysler Financial are reported in the Corporate segment. The Bank’s other activities are grouped into the Corporate segment.
    Effective the first quarter of 2011, operating results and associated loans for the U.S. credit cards business were transferred from CAD P&C to U.S. P&C for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. These changes have no impact on the Bank’s Interim Consolidated Financial Statements. Prior period results were not reclassified.

The following table summarizes the segment results for the three and six months ended April 30.

Results by Business Segment
(millions of Canadian dollars, except as noted)										For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth		and Commercial		Wholesale
	Banking		Management		Banking		Banking		Corporate		Total
	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30	Apr. 30
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net interest income (loss)	$1,765	$1,717	$105	$80	$1,048	$879	$384	$456	$(223)	$(342)	$3,079	$2,790
Non-interest income	811	801	601	532	322	294	201	252	108	98	2,043	1,977
Provision for (reversal of)
credit losses	191	256	-	-	171	168	7	10	(26)	(69)	343	365
Non-interest expenses	1,229	1,187	496	452	820	677	357	372	299	265	3,201	2,953
Income (loss) before
income taxes	1,156	1,075	210	160	379	328	221	326	(388)	(440)	1,578	1,449
Provision for (recovery of)
income taxes	309	314	60	49	76	83	41	106	(199)	(244)	287	308
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	25	26	25	26
Equity in net income of an
associated company,
net of income taxes	-	-	57	56	-	-	-	-	9	5	66	61
Net income (loss)	$847	$761	$207	$167	$303	$245	$180	$220	$(205)	$(217)	$1,332	$1,176
Total assets (billions of
Canadian dollars)
Balance sheet	$226.4	$189.4	$21.6	$20.1	$153.6	$162.2	$165.0	$169.9	$63.3	$32.3	$629.9	$573.9
Securitized1	67.2	62.1	-	-	0.1	-	3.9	4.0	(19.9)	(17.7)	51.3	48.4
(millions of Canadian dollars)		For the six months ended
Net interest income (loss)	$3,587	$3,461	$209	$146	$2,125	$1,708	$759	$969	$(436)	$(645)	$6,244	$5,639
Non-interest income	1,653	1,596	1,184	1,056	636	609	553	652	312	252	4,338	4,165
Provision for (reversal of)
credit losses	404	571	-	-	373	369	13	18	(33)	(76)	757	882
Non-interest expenses	2,441	2,381	997	898	1,629	1,423	748	748	579	484	6,394	5,934
Income (loss) before
income taxes	2,395	2,105	396	304	759	525	551	855	(670)	(801)	3,431	2,988
Provision for (recovery of)
income taxes	643	624	113	92	136	99	134	263	(396)	(500)	630	578
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-	-	-	51	53	51	53
Equity in net income of an
associated company,
net of income taxes	-	-	105	99	-	-	-	-	18	17	123	116
Net income (loss)	$1,752	$1,481	$388	$311	$623	$426	$417	$592	$(307)	$(337)	$2,873	$2,473
1 Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 58

Note 16: CONTINGENCIES

The Bank has been named as a defendant in four putative nationwide class actions in the United States challenging the manner in which it calculates and collects overdraft fees. The actions have all been transferred to the United States District Court for the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally but not exclusively the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers’ property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank’s motion to dismiss the actions has been denied, and discovery has commenced. Due to the stage of the litigation and discovery, it is too early to determine the amount of, or a range of, any potential loss.

Note 17: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
During the six months ended April 30, 2011, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple.
This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. The Bank’s regulatory capital position as at April 30, 2011 and October 31, 2010 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
Apr. 30, 2011		Oct. 31, 2010
Tier 1 capital	$25,828	$24,386
Tier 1 capital ratio1	12.7%	12.2%
Total capital2	$33,082	$31,070
Total capital ratio3	16.3%	15.5%
Assets-to-capital multiple4	16.9	17.5
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 18: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section of the MD&A in this report relating to market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of the Bank’s risk management policies and procedures also refer to the shaded sections of the Managing Risk section of the 2010 MD&A.

TD BANK GROUP • SECOND QUARTER 2011 REPORT TO SHAREHOLDERS	Page 59

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or
www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 26, 2011. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2011.jsp on May 26, 2011, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-800-814-4859 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2011.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 26, 2011, until June 27, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4433527, followed by the pound key.